                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 FORM 10-SB/A-4

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of The Securities Exchange Act of 1934

                          BIFS TECHNOLOGIES CORPORATION
                 (formerly known as BIOFILTRATION SYSTEMS, INC.)
                 (Name of Small Business Issuer in its charter)

            Florida                                           65-0382549
(State or other jurisdiction of                            (I.R.S. Employer
incorporation or organization)                           Identification Number)

            2075 Fruitville Road, Suite 200, Sarasota, Florida 34237
               (Address of principal executive offices) (zip code)

                    Issuer's telephone number: (941) 343-9300

           Securities to be registered under Section 12(g) of the Act:

Title of each class to be so registered     Name of each exchange on which each
                                                 class is to be registered
  Common Stock, $.00001 par value

INTRODUCTORY STATEMENT

BIFS Technologies Corporation (f/k/a BioFiltration Systems, Inc.) has elected to file this Form 10-SB registration statement on a voluntary basis in order to become a reporting company under the Securities Act of 1934. The primary purpose for this is that the Company intends to be listed for trading on the OTC
Electronic Bulletin Board. Under the current NASD rules, in order to become listed on the OTC Electronic Bulletin Board, a company now must be a reporting company under the Securities Act of 1934.

This registration statement, including the information that may be incorporated by reference, contains forward-looking statements including, among other items, statements regarding the Company's business and growth strategies and anticipated trends in the Company's business and demographics. These forward-looking statements are subject to a number of risks and uncertainties, some of which are beyond the Company's control. Actual results could differ materially from these forward looking statements as a result of factors described in the section "Risk Factors" including, among others, regulatory or economic influences.

                                    GLOSSARY

ACETOGENISIS
The production of acetic acid, and similar organic acids, by microorganisms during the anaerobic degradation of wastewater into methane, carbon dioxide and water.

AEREATION
To mix air into a wastewater.

AEROBIC BIOFILTER (ABF)
The aerobic biofilter is used to treat wastewater streams using aerobic microorganisms. The aerobic biofilter will produce over ten times the amount of biosolids (waste activated sludge) that the anaerobic biofilter (ANBF) produces.

AEROBIC MICROORGANISMS
A microorganism that lives in contact with air using oxygen to support life.

AMBIENT AIR
Atmospheric air, the air we breathe.

ANAEROBIC BIOFILTER (ANBF)
The anaerobic biofilter is used to treat wastewater streams using anaerobic microorganisms. The anaerobic biofilter can treat wastewater with high COD concentrations while producing very little sludge.

ANAEROBIC MICROORGANISMS
A microorganism that lives without contact with air or the use of oxygen to support life.

BIOFILTER (BF)
The biofilter or biofiltration process provides a means of filtering and simultaneously destroying waste components in a liquid (aqueous) or air stream by entrapped microorganisms on the filter media.  The microorganisms are responsible for destroying waste chemicals and cleaning the fluid.

BIOGAS
The gas, primarily a mixture of methane (CH4) and carbon dioxide (CO2), produced by microorganisms that consume organic waste components for food. Generally the percentage of CH4 in the mixture is in the 55-60% range in sludge digesters and
70-90% CH4 in ANBF's processing liquid wastes, such as condensate and still bottoms from waste beer processing.

BIOREACTOR
A structure, typically a steel or concrete tank, used to biologically treat wastewater.

BIOREMEDIATION
To reduce contaminant levels in air, soil or water using microorganisms.

BIOLOGICAL OXYGEN DEMAND - 5 DAY TEST (BOD5)
A test, commonly used by municipalities to attempt to describe the amount of oxygen demanding components in a wastewater sample which would be biologically oxidizable. In many industrial wastewaters there exists a rough correlation between BOD5 and COD of about 0.7 in untreated waters.

CHEMICAL OXYGEN DEMAND (COD)
The oxygen equivalent required to completely chemically oxidize all organic and other oxidizable components of a wastewater sample.  Generally expressed in milligrams per liter of COD in a wastewater sample.

COD LOAD RATE
The amount of COD (mg/l) introduced to the bioreactor per liter per day.

DEGRADATION
Reduction of a contaminant to a simpler compounds or elements.

EDUCT
To separate.

EDUCTORS
A mechanical separator.

EFFLUENT
A stream of wastewater.

EUTROPHICATION  ("Good Food")
The addition of wastewaters high in organic and other oxygen demanding components (e.g., ammonia and nitrogen) to natural waterways results in rapid oxygen depletion of those waters with concomitant fish kill and further imbalance of the natural ecosystem.

FIXED FILM BIOREACTOR
A bioreactor that uses a film to promote growth of microorganisms.

GRAM (g)
The mass of one cubic centimeter (cc) of water at standard temperature and pressure.  There are 454 grams in one pound.

HYDRAULIC LOAD RATE
The volume of wastewater flowing into the biofilter per unit volume per unit time. For example 40,000 gallons/18,000 gallons biofilter volume/day (151,400 liters/68,130 liters/day) would be a hydraulic load rate of 2.22 gallons/gallon/day (2.22 liters/liter/day). Note: this does not reflect the organic or COD load rate, liquid only. It does, however, determine the retention time of the liquid in the biofilter.

HYDRAULIC RETENTION TIME (HRT)
The hydraulic retention time is the time a batch of wastewater remains in the biofilter for treatment. The HRT is determined by the flow of liquid to the fixed volume of the BF. If the hydraulic load rate is 40,000 gallons/18,000 gallons reactor volume/day or 2.22 gallons/gallon/day, then 24 hours/2.22 = 10.8 hours HRT. HRT can also be calculated by inverting the equation; 18,000 gallon reactor volume/40,000 gallons/day x 24 = 10.8 hours HRT.

JETS
Nozzles used to control the pressure, flow rate and direction of flow of a wastewater in a tank or bioreactor.

LEACHATE
Contaminated fluids that collect and are discharged from a production process or solid waste debris such as a landfill

LITER (1)
Metric measure of liquid volume (approximately one (1) quart).  There are 3.785 liters in each U.S. gallon at standard temperature and pressure (STP).

METHANE
Methane gas (CH4) is highly volatile, is the major component of natural gas and biogas, and contains useful energy.

METHANOGENIC CONSORTIUM
A group of anaerobic bacteria that together can convert contaminants in a wastewater into methane (CH4) and CO2. All the necessary bacterial species are present in active anaerobic sludge from an anaerobic digester. Proper start-up of an ANBF selects and strengthens those bacteria necessary to the conversion of components in a specific wastewater.

MILLIGRAM (mg)
1/1,000 of a gram.  There are 1,000 grams in one (1) kilogram of mass at standard temperature and pressure.

MILLILITER (ml)
1/1,000 of 1.0 liter.  Also known and defined as 1 cubic centimeter (1 cc).
There are 1,000 ml or cc in one liter at Standard Temperature and Pressure (STP).

pH (POWER OF THE HYDROGENATION)
A measure of acidity (pH 0-7) or alkalinity (pH 7-14) of a wastewater sample. pH is a logarithmic function, therefore every decrease of 1.0 unit of pH increases the acidic nature of the solution (H +) by an order of magnitude (factor of 10).

PACKING
Geometrically designed objects typically two to six inched in diameter constructed of ceramic, metal or plastic that are used to promote growth of microorganisms and increase contact of the microorganisms with wastewater in a bioreactor.

REMOTE PERFORMANCE TRACKING OF OPERATION FACILITIES
The remote monitoring of treatment systems using telemetry and/or internet data downloading.

TERMINAL ELECTRON RECEPTOR
A compound or element that can attract and hold another compound or element in a biochemical reaction.

TOTAL ORGANIC CARBON (TOC)
The direct measure of organic carbon in a wastewater sample.  In industrial wastewaters, there is a fairly good correlation of COD to TOC of about 2:1.

VENTURI ACTION
A mixing of air into water or wastewater caused by the flow of the fluid across a nozzle.

VOLATILE ORGANIC COMPOUNDS (VOC)
Organic (carbon-containing) compounds contributing to air pollution.

                                     PART I

ITEM 1.   DESCRIPTION OF BUSINESS

A. Business Development and Summary

BIFS Technologies Corporation (f/k/a BioFiltration Systems, Inc.), hereinafter referred to as the "Company", was incorporated on December 17, 1992, under the laws of the state of Florida. The Company is authorized to issue 800,000,000 shares of its common stock, $.00001 par value per share. As of March 16, 2001, the Company has 519,320,716 shares issued and 505,820,716 outstanding. The
Company is currently traded on the National Daily Quotation Bureau Pink Sheets and intends to become listed on the OTC Bulletin Board as soon as all listing requirements are met.

For the period from inception (December 17, 1992) to March 2000, the Company has been in a development stage. During this time, management has been engaged in business planning activities and obtaining capital.

The Company currently operates two reporting segments. The first is the
Pollution Control Systems Group and the second is the Internet Technology Group.
The Company began with only the Pollution Control Systems Group in 1992.

The Company has recognized the need to expand its management capabilities. In an effort to consolidate the executive level management functions and to establish an organizational platform that provides for the achievement of its existing and planned business objectives, the Company reorganized its Biofiltration and Beach
Access.Net subdivisions into a functional reporting structure. The new corporate structure contains an Administrative Services Division, an Environmental Systems
Division, an Information Systems Division, and a Technology Development Division
and centralizes these functions under the corporate headquarters in Sarasota,
Florida.

As of December 31, 2000, the Company had an aggregate of 25 full-time employees in all divisions set forth herein.

The Company's Environmental products will be distributed through the Environment
Systems Division, while the SWOMI products will be distributed through the
Information Systems Division. The Technology Division will be responsible for
Research and Development and the Administrative Services Division will be responsible for accounting, finance, etc.

Mr. Jim Feiler, Director, has been appointed as Managing Director of the
Environment Systems Division. The Company is focusing on filling the Managing
Director of Information Systems position next, with the other two key positions to follow. In the interim, the Myrtle Beach operation reports to the CEO, Mr.
Keyser. Additionally, Dr. Campbell is acting as the Director of Technology
Division and an outside consultant is performing the accounting and reporting tasks of the Administrative Services Division.

                         Pollution Control Systems Group

A.(i)   The Company has acquired and marketed a patented bio-remediation control technology under Patent number 5,205,935. The patent was acquired from
AAA Environmental Services Corporation ("AAA") on May 15, 1995 for the sum of
$61,073. AAA is 100% owned by the majority shareholders of the Company. AAA had an agency agreement with the Company dated December 20, 1992 to provide services as national sales agent. The agreement was mutually terminated on December 20,
2000. A new national sales agreement was executed on January 2, 2001 with BSA
Enterprises, Inc. ("BSA") with the same terms and conditions as the AAA agreement. The Company's bio-remediation technology provides a method and apparatus for the continuous degradation of hazardous and organic wastes. The apparatus includes a high performance fixed film bioreactor system which remediates and purifies contaminated waters.

The bio-remediation technology has allowed the Company to enter into the business of marketing modular biofiltration systems for the treatment of a variety of waste waters, including aircraft deicing and anti-icing fluids, landfill leachates, contaminated groundwater, industrial effluents, aluminum can plant solvent wastes, food processing wastewater and other organic wastes. The biofilter or biofiltration process provides a means of filtering and simultaneously destroying waste components in a liquid or air stream by entrapped micro organisms on the filter media. The micro organisms are responsible for the destruction of waste chemicals and cleaning of the fluid.

The Company has and intends to continue to market its bioremediation products through BSA to customers initially in the U.S. and Canada. It intends to contract with specialized fiberglass and steel fabrication shops in the areas it makes sales to manufacture bioreactor vessels to its strict specifications. This eliminates the need for the Company to carry large amounts of inventory and it keeps the shipping costs to a minimum. The electrical control panels are purchased locally and installed by Company personnel. By utilizing the fabrication shops in the area of the sale, the talents of the most experienced professional technical consultants and commission compensated sales representatives, the Company keeps its fixed costs to a minimum thereby allowing it the flexibility to tackle projects it determines feasible.

The Patent and Its Advantage

Fixed Film Bioreactor

The fixed film bioreactor is a method and apparatus for the continuous degradation of hazardous paint and organic solvent wastes. The apparatus includes a fixed film bioreactor system into which is fed waters contaminated with paints or solvents from industrial operations and which utilizes the characteristic of either anaerobic or aerobic microorganisms growing on a fixed film for the degradation of these solvents and purification of contaminated waters. The bioreactor incorporates internal flow features, which result in destruction of organic wastes in aqueous streams.

Background of the Biofiltration System

The patent covers the actual bioremediation of the organic compounds of the product being processed. The parts of the process not patented are commonly used and non-proprietary. More particularly, the Patent relates to an apparatus for microbiological destruction of hazardous wastes in contaminated waters.

Disposal of wastewaters contaminated with hazardous substances presents a costly problem to many industrial facilities. On site disposal of hazardous compounds is often desirable, however, presently accepted means of destruction are often cost prohibitive for the generator. Biological degradation of these hazardous substances presents a cost-effective alternative to incineration of chemical/physical oxidation techniques.

The Patent is an apparatus capable of:

     o   Biological destruction of the hazardous substances.
     o   Simple, low cost operation for application on site for the biodegradation of these substances.
     o   High rates of destruction of the substance.
     o   Being modular and portable so that it may be simply relocated from site to site
     o   Utilizing either anaerobic or aerobic microorganism cultures for the rapid destruction of these substances.

Summary of Operations

The bioreactor utilizes fixed film technology wherein naturally occurring bacteria are grown on a plastic packing material in a large metal above ground tank. The bacteria feed on organic material in the wastewater pumped into the tank. The bacteria grow on the packing material and form a layer of bacteria called a film. The BIFS' biofiltration system uses anaerobic and aerobic bacteria to destroy organic material in wastewater.

Anaerobic bacteria are bacteria that do not use oxygen to grow. These types of bacteria feed on organic material and digest the material into carbon dioxide and methane gases. These gases are frequently referred to as "biogases". The biogas is recycled to a boiler/heat exchanger used to heat the wastewater.
Warming the wastewater promotes the growth of bacteria making the biofilter more efficient. Excess biogas can be recycled to a heating unit used to heat the treatment building or to a generator to create electricity for use in the treatment system. Anaerobic bacteria are very efficient at feeding on wastewaters containing high concentrations of organic material and create very little solid waste or sludge.

Aerobic bacteria use oxygen to grow. This type of bacteria is efficient at removing lower concentrations of organic material from wastewater but create a lot of sludge.

The Company's biofiltration system pumps wastewater into a tank designed to grow anaerobic bacteria. The bacteria in this tank feed on the high concentration of organic material in the wastewater, significantly lowering the concentration of organic material in the wastewater. The treated wastewater is then pumped to a second tank designed to grow aerobic bacteria. The aerobic bacteria feed on the lower concentration organic material in the wastewater, further lowering the concentration of organic material in the wastewater. The wastewater is pumped from this tank into the sewer system or a surface water body.

The combination anaerobic / aerobic treatment system is designed to treat wastewater containing organic materials that are food for anaerobic or aerobic bacteria.

Airport Deicing

Adherence to the Code of Federal Regulations (CFR) Title 14, Part 121 has
increased the quantities of deicing fluids used by U.S. airlines and airports.
U.S. glycol usage in 1990 was estimated at 11,500,000 gallons. Airport operators have reported that the volume of aircraft deicing fluid has increased threefold since 1992.

Before a commercial airliner starts the take-off roll in winter weather, deicing solutions (glycols) are sprayed over the plane to prevent ice from forming and destroying the plane's ability to fly. The amount of glycol used per mid-sized plane requires as much treatment plant capacity as required to treat normal sewage from a city of approximately 5,000 people. Deicing operations are active every day, somewhere in the world. The environmental problem with glycols is that they grab any available oxygen molecules in water, resulting in death for plants and animals that depend on water for survival. Grasses, fish, shellfish, and just about all other life forms are effected. Year after year, thousands of tons of glycols soak into the ground and aquifers untreated due to airport deicing operations. Glycol runoff could contain as much as 300,000 mg/I COD
(Chemical Oxygen Demand). Residential sewage only contains 250 mg/I COD. These heavy COD loads can completely shut down a municipal owned treatment plant without pre-treatment to a level of 250 mg/COD, or less. Many municipal plants are refusing to accept glycols. Most do not have the capacity to handle it.

To address this problem, the Company has further developed and demonstrated the ability to convert these glycol wastewater streams into liquid that can be discharged without further treatment. Many airports are seriously considering this optional solution, allowing them to bypass the municipal treatment plants entirely. Because the Environmental Protection Agency has recently informed all national airports that they cannot deice aircraft without collecting and treating deicing fluids, these airports are faced with the near term construction of systems to collect and treat deicing fluids. Because of this regulatory driver, and the fact that management has built operating systems to treat other glycols, this is the first market sector that the Company has focused upon.

The acclaimed NASA/AMES Research Laboratories declared at a recent meeting of the American Association of Airport Executives, anaerobic bio-remediation is the most cost effective method of treating spent deicing fluids. Another study done by ARCO Chemical Company also concluded the most cost-effective method of deicing fluid disposal was anaerobic bio-remediation. The Company has been awarded one contract to treat aircraft deicing and anti-icing fluids for
MidAmerica Airport, St. Louis. As of December 31, 2000, no sales or revenues had been realized by the Company from this agreement.

Uncertainties

While the trend toward stricter enforcement of the Clean Water Act and other environmental and governmental regulations appears to be firmly in place, a change in policy or commitment could happen at any time. This change may occur because of an election, changing administrations, change in agency directors or a court ruling.

Since inception, the Company has financed its operations primarily through cash provided through various short- and long-term credit facilities and through the sale of its common stock. The Company's management believes the need for additional capital going forward will be met from revenues and earnings generated from the sale of its products and services. If the Company is unable to generate sufficient revenues from its products and services, management believes the Company will need to raise additional funds to meet its cash requirements.

B.(i)   Principal Products

The Company offers its bioremediation process under its Patent number 5,205,935, which was issued on April 27, 1993. The Patent covers part of the bioremediation technology the Company intends to utilize in its operations. The Company proposes to have modular biofiltration systems manufactured by outside sources and to market these systems to various industries.

Patent Acquisition Details

The Patent was acquired from AAA Environmental, Inc. on May 15, 1995 for the sum of $470,000. The Patent has a useful life of seventeen years from the April 27,
1993 Date of Patent. Payment was in the form of a Note Payable to AAA
Environmental for $470,000. AAA Environmental stock is 100% owned by the majority shareholders of the Company.

The Company had previously recorded the cost of the Patent at $470,000. This cost was reduced to $61,073, which reflects the related company's amortized cost, and is being amortized over its useful life. The difference in recorded value and its cost has been charged to additional paid-in capital. The Patent value adjustment was made to comply with regulatory requirements.

The $470,000 note payable associated with the purchase of the Patent has been reduced to the Patent's amortized cost. The difference between the original recorded value and revised value has been credited to paid-in capital. Interest expense previously recorded has been adjusted.

The Company's Biofiltration System

Biological degradation of these hazardous substances presents a cost-effective alternative to incineration of chemical/physical oxidation techniques.
Therefore, the Company's biofiltration system can be stated to have the following objectives:

          1.   To present an apparatus capable of biological destruction of the hazardous substances;

          2.   To present an apparatus capable of simple, low cost operation for application on site for the biodegradation of these substances

          3.   To present an apparatus that is capable of high rates of
               destruction of the substance;

          4.   To present an apparatus that is modular and portable so that it may be simply relocated from site to site; and

          5.   To present an apparatus capable of utilizing either anaerobic or aerobic microorganism cultures for the rapid destruction of these substances.

Bioremediation has been available for several years.

The biofiltration systems, which will be specifically tailored to each customer's needs, may be utilized for treatment of a variety of waste waters including, but not limited to:

     o    Aircraft deicing fluids
     o    Landfill leachates
     o    Contaminated groundwater
     o    Industrial effluents
     o    Aluminum can plant solvent wastes
     o    Food processing wastewater and other organic wastes.

C.(i)   Manufacturing

The Company does not intend to manufacture any of the biofiltration systems it sells. However, the Company will recommend the best configuration of its biofiltration systems for its customers. All manufacturing is subcontracted, but to the Company's rigid specifications. This gives the Company the flexibility to keep manufacturing costs under control.

                                       10

Under the direct supervision of the Company's Pollution Control Systems Group
Technical Director, specialized erection companies will assemble the larger bioreactors on-site. These erection companies are familiar with the installation of above-ground storage tanks and will be contracted at the locale where the biofiltration system is being installed. The Company does not currently have contracts with these companies at this time. The Company's control panels will be purchased from original equipment manufacturers and will be installed by
Company personnel. Packing media will be shipped directly to the site and installed on-site.

Although the Company will not manufacture its own products, it will perform supervision of assembly, redesigning, testing and servicing. Some of the benefits of this strategy are:

     o   Decrease in working capital required to conduct business
     o   Ability to increase capacity quickly with reduced capital costs
     o   Increased overall flexibility

D.(i)   The Market and Product Distribution

BSA is responsible to market all biofilters on behalf of the Company. BSA may choose to employ additional agents, as necessary to explore and take advantage of all market opportunities. These additional agents will be under their control. BSA will operate on a set fee commission basis, which will allow the
Company to maintain a projected profit margin on each sale. BSA has been and is representing the Company's products to the nation's airports. Other potential markets include landfill operations, food processing facilities, commercial laundries, and chicken, cattle and swine farms.

E.(i)   Sales and Marketing Strategy

The Company's anaerobic biofiltration system will be marketed through BSA. The term of the agreement is for a one-year period, automatically renewable for an additional one-year period. Either party can terminate this agreement with a one-year notice.

In accordance with the agreement and at its option, the Company may advance funds against future commissions to BSA. As of the date hereof, all prepaid sales commissions except for $18,000 have been repaid and the financial statements now reflect no prepaid commissions.

The Company's sales and technical representatives will attend trade shows held by environmental and agricultural associations to increase the overall awareness of biofiltration systems. The marketing department of BSA will follow up requests with contacts made and developed through these sources.

Promotional materials such as brochures, CD-ROM, documentation videos and an
Internet web page are currently being designed and prepared and will be available for distribution by all sales staff. As well, there is a telephone marketing program being contemplated that will generate leads for the sales staff.

                                       11

A professional exhibit will be designed and built for use at various conferences and trade shows. This information exhibit will focus on the mechanics of the biofiltration system, the problems the system resolves, and the benefits and savings that result from the use of the system. Current industry articles, published research papers and other information discussing the industry, bioremediation solutions and the Company will be made available.

                                Technology Group

A.(ii)  Business Development and Summary

For many years, the Company had been searching for the best method of monitoring remote production facilities. The Company was looking for a method that would utilize current communications technology, would be scalable and would be inexpensive. On April 1, 2000, the Company completed a major goal of expanding its technology capability through the acquisition of Beach Access.Net, Inc.
(Beach Access), an Internet Service Provider (ISP) and developer of a new wireless Internet access capability. SWOMI is a wireless system which, when connected to the biofiltration system control/monitoring equipment and the
Internet, can be used to remotely control and monitor the operation of the biofiltration system. Beach Access subsequently acquired additional companies and assets, expanding its ISP capacity, wireless systems technology, network and computer installation and repair and software and database development capability.

Beach Access is marketing this technology under the trade name of "SWOMI™",
Seamless Wireless Omni-directional Mobile Internet.

SWOMI™ offers the user true roaming capability within the SWOMI™ system with access speeds of 2Mbps, the same as a direct connection to a T-1. The SWOMI™
system incorporates Beach Access ISP assets and allows customers to link their computers, at T-1 access speeds, for video, audio or data transmission on the
Internet using a patented roaming technology.

Beach Access installed a prototype system covering over six contiguous miles of the Myrtle Beach, South Carolina area. Using the SWOMI™ equipment, a user will be able to move within the SWOMI™ network area with no loss of service or degradation of speed.

On December 1, 2000, the SWOMI high-speed wireless network went online and operational in Myrtle Beach, South Carolina. The system became available to customers at the Caravelle Hotel, the Caravelle Towers, the St. Johns Hotel, the
St. Clements Hotel, the Sea Island Resort and the Tropical Shores.

Alliance Computer Systems and Revcon Technologies Corp. Acquisitions

On June 14, 2000, the Company announced that its wholly owned subsidiary, Beach
Access.Net, acquired all of the shares of Revcon Technologies Corp. The Revcon acquisition brought Mr. Ken Bourg as a valuable addition to the Company's technology group in light of his experience in wireless.

On July 19, the Company announced that its wholly owned subsidiary, Beach
Access.Net, acquired Alliance Computer Systems, a business to business network provider. The Company believed that the acquisition was significant in that it assisted the Company in attaining its strategic objectives for developing a test market for business to business applications such as voice over IP, video over
IP, and point to multi-point business applications. The Alliance acquisition created a test market because of the existence of its current customer base located in Myrtle Beach for over 12 years and the Alliance technical staff. For purposes of clarity and understanding, the following terms relative to the
Alliance acquisition have been defined:

                                       12

     -    Voice over IP (Internet Protocol) means that simultaneously voice and data have the availability to share a data circuit

     -    Video over IP (Internet Protocol) is a method or practice of compressing and transmitting video information across either a public or private Internet protocol network

     -    Point to Multi Point business application is the transmitting of data from a single point to multiple point receiving locations.

Both of the above acquisitions provide the Company with networking, programming and wireless connectivity services and a team of technical staff to assist the
Company in meeting its stated business objectives which are as follows:

     o    continued market research
     o    completion and buildout of the infrastructure in the Myrtle Beach area
     o    product improvement in the areas of antennae, higher throughput, frequency and costing analysis
     o    expansion into new markets such as business parks
     o    improved management reporting systems
     o    staff training.

Uncertainties

In the rapidly changing environment of the high-tech sector, a new invention or application may be developed which could make the Company's SWOMI technology obsolete. In addition, the Company has no patent protection for the SWOMI technology. Accordingly, the Company cannot guarantee that forecast revenues will occur or that competition or factors outside its control will not create adverse operating conditions for the Company.

B.(ii)  Principal Products

The primary product offered by this group is Internet access. Beach Access is an
Internet Service Provider (ISP) and has acquired additional ISP assets in the
Myrtle Beach area. The group has developed an innovative and unique method of
Internet access called "SWOMI™", Seamless Wireless Omni-directional Mobile
Internet. SWOMI™ offers the user true roaming capability within the SWOMI™
system with access speeds of 2Mbps. The system incorporates Beach Access ISP assets and allows customers to link their computers, for video, audio or data transmission on the Internet using a patented roaming technology. The primary differentiating factors between SWOMI and other wireless products is its "Seek and Switch" capability. This proprietary seek and switch feature facilitates a seamless roaming capability as customers move about the service area. The system was designed to provide built-in signal management and automatically switches from one cell to another as the system detects variances in the signal strength or as the user moves in and out of coverage zones. This unique feature allows customers to remain connected to the Internet or to leave the network and automatically reconnect upon their return. The high-speed throughput of SWOMI makes it possible for users to not only browse the Web, but to execute more advanced applications including rapid file transfers and Internet telephony. The engineering scheme of the SWOMI network makes it possible for users on the system to achieve throughput levels at T1 speeds, as the system balances the demands for multiple user connectivity and simultaneous access. For purposes of clarity, the following terms have been defined:

                                       13

     o    CONNECTIVITY is a provision for a signal to propagate from one point to another, such as from one circuit, line, subassembly, or component to another

     o    THROUGHPUT is the number of bits, characters, or blocks passing through a data communication system, or portion of that system.
          Throughput is expressed in data units per period of time.

     o    T1 SPEEDS is the generic designator for any of several digitally multiplexed telecommunications carrier systems.  The designators for
          T-carrier in the North American digital hierarchy correspond to the designators from the digital signal (DS) level hierarchy.  T-carrier systems were originally designed to transmit digitized voice signals.
          Currently applications also include digital data transmission.  The
          North American hierarchy is based on multiplexing 24 voice-frequency channels and multiples thereof.

     o    INTERNET TELEPHONY is the use of the Internet to carry voice content.

More simply stated, the SWOMI™ technology:

     o   Uses patented firmware to provide 2Mbps Internet access speeds.
     o   Uses hardware, which costs less than $250 per unit.
     o   Uses towers, which cost less than $30,000 to erect.
     o   Allows total user mobility within the network using laptop PC's or other portable devices.
     o   Has an automatic seek and switch feature (similar to cell phone technology) that maintains the connection while users move from one cell to another.
     o   Has automatic switching - does not require any user resetting of the equipment.

Applications for the product are numerous, but a few are listed here: Hotels and motels, convention centers, RV parks, housing developments, business districts, high-rise office buildings, etc. Within the Myrtle Beach market area, the
Chamber of Commerce estimates that there are over 13 million visitors per year.
Generally, visits are for a one-week period, which would be 250,000 visitors per week.

C.(ii)  Manufacturing

The Technology Group likewise will use contracted services for the manufacture of the SWOMI™ hardware and for construction of towers. The Director of R & D will monitor product quality, working closely with the manufacturer. The VP of
Operations will manage and monitor system implementation and on-going operations.

D.(ii)  The Market and Product Distribution

For the Technology Group, the distribution is two fold. The first is to develop markets within its own geographic area which refers to the area known as Horry
County, Myrtle Beach, South Carolina. These sites will be used to continue product improvement and testing while offering SWOMI™ benefits to customers in the local area. The second approach is to develop strategic alliances with national companies that have the capability to distribute the product nationally. As of the date hereof, there are currently no ongoing negotiations to develop strategic alliances with national companies.

                                       14

E.(ii)  Sales and Marketing Strategy

The Company intends to expand its Internet technology group into selected markets using the prototype developed in Myrtle Beach. The Company intends to maintain ownership of the infrastructure while marketing through sales agents in strategic marketing locations which the Company believes have the greatest potential to achieve its revenue objectives. The infrastructure is comprised of equipment including towers, antennas, wireless units for the computers, and cabling which will be owned by the Company and not sold to the hotel, motel or apartment building.

F.      Government Regulation

In addition to the Resource Conservation and Recovery Act, the Clean Water Act
and The Environmental Protection Agency regulations discussed in MD&A, Section C of the filing, the Company now also comes under the jurisdiction of the Federal
Communications Commission (FCC). Since the Technology Group uses radio frequencies to carry information among the users, towers and the ISP, the Group must comply with FCC rules and regulations. A major factor is that the FCC regulates which frequencies may be used and the power transmitted on each frequency.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                  CONDITION AND PLAN OF OPERATION

The following discussion and analysis of the Company's financial condition and results of its operations for September 30, 2000 and the nine months ended
September 30, 2000 and September 30, 1999, should be read in conjunction with the Company's financial statements included elsewhere herein.

When used in the following discussions, the words "believes", "anticipates",
"intends", "expects", and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, which could cause results to differ materially from those projected.

A.      Current Operations

The Company was originally formed as a manufacturer of modular biofiltration systems for the treatment of polluted water. These patented systems will be sold or leased to customers. Commencing in April 2000, in addition to the wastewater treatment, the Company has acquired an Internet service provider. In addition to providing dial-up Internet services, the Company is developing a high-speed wireless Internet access system. Further, the Company intends to acquire and develop unique companies that complement its core business activities.

The Company does not anticipate any significant Research and Development expenditures in the 2001-operating year. The focus will be to implement existing technologies and capitalize on the infrastructure expenditures made in the 2000 operating year. However, the Company will continue to monitor changes in technology and other areas affecting its products and services.

                                       15

The Company does not anticipate the purchase or sale of any plant or equipment other than that listed above for the coming year.

The Company does not anticipate any significant change in the number of personnel for the coming year.

In 2001, the Company anticipates continuing capital expenditures in the Internet technology infrastructure, primarily in the SWOMI system. The Company is considering several expanded or new programs for 2001, which may change the revenue and expenses referenced above.

B.      Liquidity and Capital Resources

During the past three fiscal years, the Company has financed its operations primarily through cash provided through various short and long term credit facilities and through the private sale of its common stock. The Company, until acquisition of the Technology Group including Beach Access.Net, was in a development stage and did not have any revenues. For the nine months ended
September 30, 2000, the Company reflected total revenues of $288,623. The
Company received approximately $1,250,000 from the sale of stock since 1999. The
Company's management believes that sufficient funds will be raised from future operations to minimize the need for future equity capitalization.

During April 2000, the Company finalized the acquisition of Beach Access.Net,
Inc. (Beach Access) and on December 1, 2000, the SWOMI system was up and able to operate in Myrtle Beach, South Carolina with over 800 rooms under the SWOMI umbrella. The acquisition was funded with 1,750,000 free-trading shares of
Company stock. SWOMI is a wireless system which, when connected to the biofiltration system control/monitoring equipment and the Internet, can be used to remotely control and monitor the operation of the biofiltration system.

In connection with the Beach Access purchase, the Company recorded $226,010 of goodwill, which is being amortized over five years. For the nine months ended
September 30, 2000, $22,600 was recorded as goodwill amortization.

In connection with the initial acquisition of BeachAccess.Net, Inc., the Company invested 8,600,000 shares of restricted common stock in BeachAccess.Net, Inc. to acquire other related business assets and operations. In connection with these acquisitions, Beach Access.Net, Inc recorded goodwill of $323,756. For the nine months ended September 30, 2000, $19,167 was recorded as goodwill amortization.

In connection with the Beach Access acquisition, the Company issued to the former owner and certain employees of Beach Access.Net, Inc. 8,000,000 shares of unrestricted and restricted common stock as a signing bonus and additional compensation.

As part of the operating plan for expansion, Beach Access made the following acquisitions. In May, Beach Access acquired the Internet servicing rights to approximately 1,300 resort customers. The cost for these rights to provide
Internet service for a 12 month period was 3,200,000 shares of restricted common stock. The Company negotiated with three different apartment/condominium builders to be the sole provider of Internet service for their respective facilities. In addition, Beach Access acquired Revcon Technologies, Inc., a company in the wireless systems industry and acquired Alliance Computers, LLC, a company in the computer networking, programming and wireless connectivity industry. Neither of these companies had significant operating activity before or after they were acquired. These companies were purchased with 1,000,000 shares each of the Company's common stock.

                                       16

In the accompanying financial statements, the purchase of these customers and
Revcon and Alliance has been recorded at the stock's average simple traded value over a defined period less a 15% discount because of its restricted nature.

Special Services Agreements

     o    In June 1998, pursuant to a stock purchase agreement, the Company issued 25,000,000 shares of common stock for public relations and marketing services. Subsequently, the purchaser defaulted on the terms of the agreement and 9,250,000 shares were returned to the Company.
          These shares of stock are reflected as treasury stock in the accompanying financial statements.

     o    On March 31, 1999, the Company entered into a cancelable special services agreement with an unrelated active participation investor.
          Pursuant to this agreement, the investor was to provide various public relations and marketing services to the Company in exchange for the right to purchase 87,500,000 shares of the Company's stock for
          $1,000,000.  The purchase of these shares was to occur in stages, at varying per share prices ranging from $.0025 to $.20 per share.  At
          March 31, 1999, the shares associated  with this agreement were recorded as subscribed common shares. The shares were offered pursuant to Rule 504 of Regulation D of the Securities Act of 1933, as amended.

     o    In accordance with the above agreement, upon collection of the subscription price for the first stage, 25,000,000 shares of common stock were issued. For these shares, the $812,500 difference between the fair value of the stock at March 31, 1999, and its selling price, was recorded as stock marketing expense.

On or about September 1, 1999, the Company was de-listed from the OTCBB.
Subsequently, the company reduced the subscription price on the remaining
62,500,000 shares to 0.005 per share. In the accompanying financial statements, the stock subscription receivable was adjusted to reflect the revised subscription price.

In March 2000, the remaining 62,500,000 shares were issued for $312,500, completing the Company's obligation for this special services agreement.

The Company, at September 30, 2000, had $2,060,360 in assets compared to
$513,551 and $524,167 as of December 31, 1999 and 1998 respectively. The increase in assets from the prior period is due primarily to the issue of stock for cash and acquisition, for stock, of Beach Access.Net, Inc. and related entities. Liabilities consisting of certain accrued expenses totaled $531,411 as of September 30, 2000 compared to $501,025 and $469,956 for 1999 and 1998 respectively.

The Company has reduced the value of its Patent, acquired from a related company, from $470,000 to $61,073, less accrued amortization. The Company has made this change to reflect the actual costs related to the Patent, in accordance with regulatory requirements. The Company has also reduced the offsetting Note Payable to related entities, with the entity's approval. The resulting adjustment to interest expense is reflected in Additional Paid-In
Capital.
                                       17

The Company has also recorded revised accrued interest on Shareholder Notes of
$348,900. The Notes had previously been recorded as zero interest notes. In lieu of interest, shareholders had received additional stock certificates. Interest equal to the par value of the shares had been recorded. In accordance with regulatory requirements, interest, at the rate of average annual Prime + 1%
during the term of the notes, has been accrued, with the adjustment reflected in
Paid-In Capital.

If the Company is unable to begin to generate revenues from its anticipated operations, management believes the Company will need to raise additional funds to meet its cash requirements, including its current debt service obligations over the next 12 months.

C.      Segment Data

The Company operates in two business segments, pollution treatment systems and
Internet technology. Currently, the only operating segment is the Internet technology group. For the nine months ended September 30, 2000, information on reportable segments is as follows:

                                               Pollution            Technology              Total
Nine months ended September 30, 2000
External revenue                                     -                $288,623             $288,623

Intersegment revenue                                  $0                    $0                   $0

Loss from continuing Operations                $(448,322)          $(1,464,524)         $(1,912,846)

Loss from discontinued Operation                       0              (373,569)            (373,569)
                                               $(448,322)          $(1,838,093)         $(2,286,415)

For the nine months ended September 30, 1999, the Company only operated as a pollution treatment company. Since December 31, 1999, the Company has added the operations and assets of the Internet technology segment. This segment was added on April 1, 2000. As of September 30, 2000, total assets of the Internet technology segment were $665,177.

Discontinued Operations

In August 2000, Company management discontinued and disposed of previously acquired subsidiaries on the basis of not meeting the Company's requirements in the Internet technology segment. The results of operations for the periods presented are reported as a component of discontinued operation in the statements of operation.

Summarized results of the disposed segment portions for the nine months ended
September 30, 2000, are as follows:

         Net sales                                   $  338,712
         Operating loss                              $ (163,220)
         Loss from discontinued Operations           $ (210,349)

For the period before April 1, 2000, the Company did not operate in the above segment.

                                       18
Results of Operations

The Company finalized Phase I of the SWOMI infrastructure in November 2000, with
1,000 rooms on line. The Company had anticipated SWOMI revenues in December, however, due to colder weather and lower tourist turnout, the anticipated revenues did not occur. Through December 31, 2000, the Company received no revenues from the SWOMI system.

In September 2000, the Company's Pollution Control Systems Group received a contract award for installation of "Aircraft Deicer Fluid Disposal Services" at
MidAmerica St. Louis Airport. This contract is the first award for the Company and is a direct result of its long-term marketing program.

In November 2000, the Company signed the contract for deicer disposal services at MidAmerica St. Louis Airport. Based on Company estimates, approximately
$87,000 will be required to acquire and install the necessary equipment. The
Company expects to acquire and install the equipment in the fourth quarter of
2001. Revenues are expected to be received starting in the first quarter of
2002. The contract is for a five-year term with two five-year extensions at the
Airport's option.

The Company has received renewed interest in its deicing solution because of this award. The Company continues to aggressively market its deicing and pollution treatment technology to the airports. The budgetary and approval process of municipal airports continues to be a significant factor affecting the length of the sales cycle. The Company is also expanding the use of sales agents to broaden their market coverage.

The Company expects to market one additional airport system during the remainder of this year, in accordance with its marketing plan. The potential annual revenues for the two systems are $550,000 for these contracts.

The cost of treatment is competitive with the Publicly Owned Treatment Works
(POTW), making the Company's solution viable for the user. The size of the system depends on the amount of wastewater volume and the COD/BOD concentrations to be treated. The Company's system would be located on the airport grounds and would involve pre-treatment of wastewater before discharge.

D.      Governmental Approval, Regulation and Environmental Compliance

EPA Regulation

The operations of the Company are subject to regulations by the Environmental
Protection Agency ("EPA") as well as regulations normally incident to business operations such as occupational safety and health acts, workmen's compensation statutes, unemployment insurance legislation and income tax and social security related regulations. Although the Company will make every effort to comply with applicable regulations, it can provide no assurance of its ability to do so, nor can it predict the effect of these regulations on its proposed activities.

                                       19

Wastewater effluent and gaseous emissions from industrial, commercial and governmental sources are subject to regulation by the EPA in the United States.
Of importance are:

     o    A final determination in 1991 of 20 mineral processing wastes formerly exempt from the Resource Conservation and Recovery Act, the Toxic
          Substances Control Act being established for only two - phosphyogypsum and phosphoric acid process wastewater - and the remaining 18 being regulated as RCRA Subtitle D wastes;

     o    Under the Clean Water Act, regulations require national pollution discharge elimination permits for storm water runoff from chemical operations, dumps, organic and/or hazardous wastes, lumbering, mining, recycling, transportation and publicly owned wastewater treatment plants;

     o    Under Section 404 of the Clear Water Act, the EPA signed an agreement with the Army Corps of Engineers setting a goal of "no net loss" of wetlands;

     o    Effective March 1992, benzene content in wastewater regulations became effective under the National Emission Standard for Hazardous Air
          Pollutants;

     o    1985 standards by the EPA require control of sulfides, chromium and acidity by the tanning industry--  a $2.9 billion industry.  Control standards for the tanning industry under the Clean Air Act expected to be published in 1994 requiring a 90% reduction in all volatile organic compounds from the industry baseline recorded in 1987 Toxic Release
          Inventory;

     o    The 1990 Clean Air Act requires utilities to invest an estimated $15 to $20 billion in order to comply.

FCC Regulation

The user and the tower must be operating on the same frequency in order for a connection to be made. The hardware for the Company's SWOMI™ product can be modified to work on any frequency. A nation-wide frequency, one that could be used by the Company anywhere in the nation, can be acquired from the FCC for a fee, which may be substantial. The Company is exploring several alternatives for frequency utilization at this time. Although the Company may come under the jurisdiction of the FCC in the future, the FCC does not require a license for the broadcast spectrum 2.4 GH in which the Company's SWOMI system currently operates.

E.      Risks Associated with Operations

The Company's long-term success is partially predicated on the strength of developing a comprehensive sales and marketing program and its ability to design each biofiltation system to the specifications of its customer's effluent or emissions requirements.

Since the Company does not intend to manufacture its products, it will rely on the use of outside manufacturers to manufacture its product to rigid specifications. As such, there can be no assurance that the biofiltration systems will be manufactured and delivered in a timely manner which would adversely affect the Company's proposed operations.

                                       20

While the Company's plan of operations is being developed thoroughly, there is no assurance the plan will be accepted in or by the marketplace, nor, that if it is accepted, that demand will be sufficient to make the Company profitable. The
Company cannot project with certainty the outcome of its operations, and there are no assurances that the Company will operate profitably in either the near or long term.

Although the Technology Group has not spent any funds on research and development in the last two years, the Company has established a research and development division.

F.      Competition

Pollution Control Systems Group

There are a number of companies involved in this industry. The current and prospective competitors include many large companies that have substantially greater market presence and financial, technical, marketing and other resources than the Company. The Company competes or expects to compete directly or indirectly with the following companies:

     o    Biothane of Camden, New Jersey, involved only in the larger "built in place" anaerobic aspect of wastewater treatment;
     o    Baccardi Corporation of Puerto Rico;
     o    Pacques Lavatin of Canada;
     o    ORS of Massachusetts, a subsidiary of GTI;
     o    Biotrol of Minnesota.

Technology Group

The Group has developed a technology, which, to the Company's knowledge, no one else has developed. Several companies have perfected a "Point-to-Point" wireless
Internet connectivity. This means that as long as the user is with the fixed-point wireless range, e.g. an office, that they could be connected.
SWOMI™ offers the user true roaming capability within the SWOMI™ system with access speeds of 2Mbps. The system incorporates Beach Access ISP assets and allows customers to link their computers, at T-1 access speeds, for video, audio or data transmission on the Internet using a patented roaming technology.

The Group knows that every major telecommunications company and unknown emerging companies are working to develop the solution, which we now have. Therefore, the
Company expects competition in the future. As of now, the Company is expanding its Myrtle Beach operations and exploring alternatives to expand nationally. The
Company expects to aggressively utilize its market advantage to capture market share.

There can be no assurance that the Company will have the financial resources, technical expertise, or marketing and support capabilities to continue to compete successfully.

                                       21

G.      Developing and Changing Market

The market conditions for the Company's product are evolving and changing with respect to current and expected future legislative changes. The Company believes the current conditions will continue favorably for this type of venture. There can be no assurance that the Company's assessment of the situation is correct, nor that the Internet products it selects will be accepted by the consumer.

H.      Employees

As of the current date, the Company has an aggregate of 25 full time employees in all divisions set forth herein, including the President/CEO. As the Company increases its operations, additional employees will be required. The Company's future success depends on its ability to attract and retain other qualified personnel, for which competition is intense. The loss of Mr. Keyser or Mr.
Cannon or the Company's inability to attract and retain other qualified employees could have a material adverse effect on the Company.

I.      Additional Information

The Company intends to provide an annual report to its security holders and to make quarterly reports available for inspection by its security holders. The annual report will include audited financial statements.

The Company will, as a result of this filing, become subject to the informational requirements of the Securities Exchange Act of 1934 (the "Act")
and, in accordance with the Securities and Exchange Commission (the
"Commission"), such reports, proxy statements and other information may be inspected at public reference facilities of the Commission at Judiciary Plaza,
450 Fifth Street N.W., Washington D.C. 20549; Northwest Atrium Center, 500 West
Madison Street, Suite 1400, Chicago, Illinois 60661; 7 World Trade Center, New
York, New York, 10048; and 5670 Wilshire Boulevard, Los Angeles, California
90036. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C.
20549, at prescribed rates. For further information, the Commission maintains a website that contains reports, proxy and information statements, and other information regarding reporting companies at http://www.sec.gov/.

ITEM 3. DESCRIPTION OF PROPERTY

The Company maintains its principal business operations at 2075 Fruitville Road,
Suite 200, Sarasota, Florida 34237. The Company's telephone number is (941)
343-9300. The Company does not own any property. The Company maintains three offices, one is the corporate address listed above, and the other two are in
South Carolina for the Technology Group. The primary address for the Technology
Group (Beach Access.Net) is 9618 North Kings Highway, Myrtle Beach, South
Carolina 29572. The phone number is (843) 692-7434. All facilities are leased.

                                       22

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of September 30, 2000, with respect to the beneficial ownership of common stock by each person who, to the knowledge of the Company, beneficially owned or had the right to acquire more than 5% of the outstanding common stock; each director of the Company; and
all executive officers and directors of the Company as a group:

Title of          Name and Address of                       Number of            Percent of
Class             Beneficial Owner (1)                       Shares              Class (2)

Common            Alpha J. and Victoria Keyser             272,000,000               53%
                  525 Sutton Place
                  Longboat Key, FL 34228

Common            Thomas Cannon                                      0                0%

Common            James E. Feiler                                    0                0%
Common            All Directors and Executive              272,000,000               53%
                  Officers as a Group

(1)  As used in this table, "beneficial ownership" means the sole or shared power to vote or to direct the voting of a security or the sole or shared investment power with respect to a security (i.e., the power to dispose of or to direct the disposition of a security)
(2)  Figures are rounded to the nearest percentage.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, CONTROL PERSONS

The following table sets forth the names and positions with the Company and ages of the executive officers and directors of the Company. Directors will be elected at the Company's annual meeting of shareholders and serve for one year or until their successors are elected and qualify. Officers are elected by the
Board and their terms of office are at the discretion of the Board, except to the extent governed by employment contract.

                                                                     Director         Term
Name                    Age     Title                                Since            Expires

Alpha J. Keyser         63      Director, President and              1992             2001
                                 Chief Executive Officer
Thomas Cannon           56      Director, Marketing Director         1993             2001
James A. Feiler         41      Director, Technical Director         2000             2001

Duties, Responsibilities and Experience

Alpha J. Keyser, Director, President and Chief Executive Officer

Since 1992, Mr. Keyser has served as the Company's President and Chief Executive
Officer. Mr. Keyser has devoted his time and efforts in the ongoing development of the Company's current business and has been able to utilize his past experience to benefit the Company's growth and expansion. Mr. Keyser has more than 30 years experience in construction, heavy equipment manufacture development operation and sales, oil and gas drilling operations, and explorative hydrogeology. Mr. Keyser has started and served as CEO of a number of successful small businesses in these areas. In 1989, he started AAA
Environmental Services Corp., an environmental services company formed for the development and marketing of equipment, technology and services in wastewater environmental clean up, solid and hazardous waste treatment and air emission control. From 1985 to 1988, he was President and owner of Algasco, Inc., a natural gas exploration and development company which drilled 19 gas wells in the vicinity of Victoria, Texas. From 1978 to 1986, he was President and owner of Alpha Gas Development, Inc., which was formed to do well exploration and development in Kentucky. The company leased in excess of 35,000 acres in Whitley
County, Kentucky, resulting in the discovery of one of, if not the, largest gas field in the state. In 1985, the company obtained a $500,000 grant from
Department of Energy to provide the extension of Devonian shale into southeast
Kentucky. Mr. Keyser sold the company in 1984 but remained as President and CEO until late 1986. From 1973 to 1977, he was the owner and President of Al J.
Keyser, Inc., which marketed and installed more than 60 sewage pumping stations in southwest Florida. From 1963 to 1972, he was Eastern Regional Sales Manager
for Hein-Wenner Corp. He assisted in the original controls design and pioneered the concept and sale of the larger1/2yard and up hydraulic excavators through the eastern U.S. and Canada. He became the number one producer in the company.
From 1960 to 1963, he was employed in the sales department of Bay City Shovels and was responsible for installation, demonstration and troubleshooting for a worldwide producer of heavy construction equipment, cranes, backhoes and shovels.
                                       23

Thomas Cannon, Director

During the past five years, Mr. Cannon has served as the Company's marketing director and has met with potential business prospects on a continuous basis.
Mr. Cannon was instrumental in the Company's first Pollution Control Group contract. He has extensive marketing expertise, especially to the nation's airports and to the military. He is responsible for all marketing efforts and directs all sales agents. From 1991 to 1993, he was employed by Flow
International, Inc., and was responsible for sales and market development at their services division. From 1987 to 1991, Mr. Cannon founded Rampart Water
Blast, Inc., which developed technology to remove rubber and paint from runways at commercial and military airports throughout the U.S. He took the company from start-up to $3.5 million gross sales in four years. He sold the company to Flow
International. From 1980 to 1987, he formed Coastal Striping, Inc., to paint roads and runways at military bases throughout the U.S., reaching $4 million in gross sales. He closed the company when the military changed its bidding procedures and funding. From 1976 to 1980 he managed Safe Line, Inc., a company that painted highways in Ohio. From 1968 to 1976, he was employed by Standard
Oil Co. Ohio (now known as BP). He started there after graduating from college and progressed through marketing and real estate departments to become project manager.

James A. Feiler, P.G., R.E.M.

Jim joined the Company in April 2000 and currently serves as a Director of the
Company and as its Technical Director. His primary responsibilities include assisting with the marketing of the patented biofiltration system and directing the design, installation and field operations of BIFS equipment. From 1996 until joining the company, he was employed by Professional Service Industries as a
Department Manager and Consultant for Environmental Services. Primary duties included managing the Atlanta Environmental Department that conducted Phase I
Environmental Site Assessments, Phase II Environmental Site Assessments, site investigations, and remediation and asbestos/LBP/IAQ/IH services. He was also responsible for planning, growth and coordinating sales, marketing, and operations to achieve revenue generation, profits and quality control. From 1995 to 1996, Jim was and independent consulting geologist specializing in landfill compliance monitoring of groundwater, surface water, and leachate, petroleum and hazardous waste site investigation and corrective action implementation and oil and natural gas exploration, development, and production. Before this, Mr.
Feiler worked with environmental companies engaged in managing, designing, installing and operating soil and groundwater remediation systems for RCRA and
UST projects. Mr. Feiler has a degree in Geology from Miami University and is a licensed Geologist and a Registered Environmental Manager.

                                       24

CONSULTANT

Dr. Harold Campbell

Dr. Campbell received his Ph.D. in 1983 from Claremont University, Claremont,
California. His professional background includes executive and consultative experience with the Los Angeles County Sheriff's Department (1978-1989) where he served in a variety of capacities including Head Statistical Analyst for the
Records and Statistics Bureau, Head Statistical Analyst for the Data Systems
Bureau, and Coordinator for Law Enforcement Planning for the Technical Services
Division. While with this organization, he participated in a variety of specialized task forces including the Data Systems Support Team for the 1984
Olympic Games, the Los Angeles County Forum 2000 Planning Commission, and the
Mobile Digital Communications Projects.

Dr. Campbell's professional academic career includes Adjunct Professor positions for the California State University - Long Beach, Northrup University and the
Northrup Engineering Institute. Since 1990, Dr. Campbell has been affiliated with the California State University - Humboldt campus as a full Professor of
Computing Science and has served as the Senior Chairman for Computer Science and
Information Systems for the California State University system.

Dr. Campbell currently holds the position of Senior Consultant for Information
Systems with the Company. His responsibilities include the provision of guidance and leadership with the Company's wireless Internet products, coordination with vendors and suppliers of OEM equipment, participation in the development of business strategies and operational level plans, coordination of new market ventures, and research and design of new products. In addition, Dr. Campbell is responsible for the development of Company press announcements to assure technical accuracy, and serves as one of the principal advisors to the Chairman of the Board for the Company.

ITEM 6. EXECUTIVE COMPENSATION

Al Keyser has received no compensation for serving in the capacity of President and Chief Executive Officer. Mr. Keyser is the only executive officer of the
Company. Mr. Keyser, as "Tenancy by the Entireties" ownership with Victoria
Keyser, his wife, is the beneficial owner of 272,000,000 shares of the Company's common stock.

Should the Company become profitable and produce commensurate cash flows from operations, compensation for Mr. Keyser will be reviewed, modified as appropriate and approved by the Company's Board of Directors.

It is the responsibility of the Company's officers and its Board of Directors to determine appropriate compensation programs for key personnel. Such determination and timing thereof will be based upon such factors as equity sales, operating cash flows, capital requirements, and other similar factors incorporated into the Company's business plan.

There are no annuity, pension, or retirement benefits proposed to be paid to officers, directors, or employees of the Company in the event of retirement at a normal date pursuant to any presently existing plan provided or contributed to by the Company, or any of its subsidiaries, if any.

                                       25

Key Officer and Employee Employment Agreements

As part of the acquisition of Beach Access.Net and related entities, the Company negotiated employment contracts with the key managers.

A five-year employment agreement was signed with Jay Knabb, CEO of Beach
Access.Net, Inc. and the former owner, providing for the following:

     o   Annual salary of $60,000;

     o   Options to purchase additional shares of restricted common stock for
         $.001 per share as follows (contingent upon certain performance criteria being met)

         o  3,250,000 shares at any time
         o  4,000,000 shares beginning January 1, 2001
         o  4,000,000 shares beginning January 1, 2002
         o  4,000,000 shares beginning January 1, 2003

     o   A covenant not to compete for a two-year period in certain, as defined, businesses.

The employment of Jay Knabb was terminated and the Company commenced litigation against Mr. Knabb alleging various improprieties in connection with his employment at Beach Access. In connection with the trial in this case, the trial
Judge ruled that the employment contract language takes precedent over the law of the state of South Carolina which require a disloyal servant to forfeit future benefits under an employment contract. An appeal to the Courts ruling has been filed as of the date of this filing.

Kenneth Bourg is the principal of Revcon Technologies, Inc. which was acquired by the Company. Paul Aubin is the principal of Alliance Computer Systems, LLC, which was acquired by the Company. Each principal has entered into identical five year employment agreements with Beach Access.Net, Inc., which provides for the following:

     o   Annual salaries aggregating $110,000;

     o   Options to purchase additional shares of restricted shares of common stock for $.001 per share as follows:

         o  1,000,000 restricted shares contingent upon certain performance criteria associated with mobile wireless Internet operation being met;
         o  1,000,000 restricted shares contingent upon certain further performance criteria associated with mobile wireless Internet operation being met;

     o   A covenant not to compete for a two-year period in certain, as defined, businesses.
                                       26

Compensation of Directors

All directors will be reimbursed for expenses incurred in attending Board or committee meetings. Directors do not receive any other compensation from the
Company.

Stock Option Plan and Non-Employee Directors' Plan

No stock option plan, other than stock purchase options negotiated as a condition of employment for certain key employees, has been set forth, and no non-employee directors' plan has been instituted. The Company may decide, at a later date, and reserves the right to, initiate these plans as deemed necessary by the Board.

ITEM 7.         CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company completes a thorough due diligence process in hiring its consultants and key personnel. The following sets forth shares issued to such key personnel as a result of the exercise of options.

Name                     # of Shares        Relationship             Date Acquired

Dr. Harold Campbell       3,500,000         Consultant                 8/14/00

Paul Aubin                  238,534         Manager, Beach Access      8/21/00
                            706,667                                    8/29/00
                            706,667                                    11/1/00

Kenneth Bourg               566,133         Manager of R&D             8/14/00
                            293,333                                    11/1/00

Certain family members of the Company's President own shares of the Company's common stock as set forth below:

Alpha J. Keyser, President and CEO, is related to the following shareholders:

Name                     # of Shares        Relationship             Date Acquired

Victoria Keyser         272,000,000         Wife                     1992 - 93

These shares are owned as "Tenancy by the Entireties".

The following describes the shareholder notes payable and when they were issued.
The notes bear 0% interest, payable on demand:

          Name                      Year                       Amount
          Wall                      1993                    $  12,500
          Menuez                    1993                       25,000
          Erb                       1993                       25,000
          Wilson                    1993                       40,000
          Wolf                      1994                        6,400
          Harthorn                  1994                       20,000
          Dewitt                    1994                       40,000
          Harthorn                  1995                       30,000
          Schriner                  1995                       20,000
          Breen                     1995                       10,000
          McCulley                  1995                       20,000
          Dermanaris                1996                       20,000
          Grave                     1996                       20,000
          Dermanaris                1997                       10,000
          Smith                     1997                       20,000
          Tarolario                 1997                       10,000
          Thomas                    1997                       20,000
                                                             --------
          Total                                              $348,900

                                       27

ITEM 8.         DESCRIPTION OF SECURITIES

The Company's Articles of Incorporation authorize the issuance of 800,000,000 shares of common stock, $.00001 par value per share, of which 512,890,716 shares are outstanding as of June 30, 2000 . In March 2000, effective April 15, 2000, the Company's Board of Directors approved a 100:1 stock split. In conjunction with this stock split, the par value of the Company's stock was changed to
$.00001.

The Company is not authorized to issue shares of preferred stock. Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock have no cumulative voting rights. Holders of shares of common stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by the Board of
Directors in its discretion, from funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, the holders of shares of common stock are entitled to share, pro rata, all assets remaining after payment in full of all liabilities.

Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion rights or redemption or sinking fund provisions with respect to the common stock. All of the outstanding shares of common stock are validly issued, fully paid and non-assessable. The Company has not authorized any Preferred stock, Convertible stock, or Warrants as of the date of this filing.

Transfer Agent

The transfer agent for the common stock is Florida Atlantic Stock Transfer,
Inc., 7130 Nob Hill Road, Tamarac, Florida 33321.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY
        AND OTHER SHAREHOLDER MATTERS

The common stock is currently quoted on the National Daily Quotation Bureau Pink
Sheets operated by The NASDAQ Stock Market, Inc. under the symbol "BIFT." The following table sets forth the high and low last sale prices for the common stock for each fiscal quarter, or interim period, in which the common stock has been publicly traded. These prices do not reflect retail mark-ups, markdowns or commissions and may not represent actual transactions.

      Quarter Ended                                  Low               High
      September 30, 1998                             $0.050            $0.050
      December 31, 1998                              $0.015            $0.050
      March 31, 1999                                 $0.007            $0.040
      June 30, 1999                                  $0.005            $0.025
      September 30, 1999                             $0.001            $0.006

      December 31, 1999                              $0.001            $0.005
      March 31, 2000                                 $0.007            $0.200
      June 30, 2000                                  $0.047            $0.469
      September 30, 2000                             $0.205            $2.000
      December 31, 2000                              $0.048            $0.070

                                       28

The quarterly prices have been adjusted to reflect a split of the Company's stock. In March 2000, effective April 15, 2000, the Company's Board of Directors approved a 100:1 forward stock split. In conjunction with this stock split, the par value of the Company's stock was changed from $0.001 to $0.00001. The effect and timing of the split had no effect on the Special Services Agreement other than to make the appropriate adjustment in the number of shares issued and the price per share.

The Company's shares of common stock are not registered with the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended
(hereinafter referred to as the "Act") and are restricted securities with the exception of 87,500,000 shares issued pursuant to Rule 504, Regulation D.

Since its inception, the Company has not paid cash dividends on its common stock. It is the present policy of the Company not to pay cash dividends and to retain future earnings to support the Company's growth. Any payments of cash dividends in the future will be dependent upon, among other things, the amount of funds available therefor, the Company's earnings, financial condition, capital requirements, and other factors which the Board of Directors deems relevant.

As of December 31, 2000, there were approximately 232 shareholders of common stock of record.

ITEM 2. LEGAL PROCEEDINGS

The Company is not presently a respondent or defendant to any litigation nor to the knowledge of management is any such litigation threatened against the
Company which would materially affect the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

There are no changes in or disagreements with accountants.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

Private Placements

On March 31, 1999, the Company entered into a cancelable special services agreement with The Baldridge Company, an unrelated active participation investor. Pursuant to this agreement, Baldridge was to provide various public relations and marketing services to the Company in exchange for the right to purchase 87,500,000 shares of the Company's stock for $1,000,000. The purchase of these shares was structured in stages, at varying per share prices ranging from $.0025 to $.20 per share. At March 31, 1999, the shares associated with this agreement were recorded as subscribed common shares.

In accordance with the above agreement, upon collection of the initial installment subscription price for the first stage, 25,000,000 shares of common stock were issued. For these shares, the $812,500 difference between the fair value of the stock at March 31, 1999, and its selling price has been recorded as stock promotion expense. This was the only stage exercised by Baldridge.

                                       29

On or about September 1, 1999, the Company was delisted from the OTCBB.
Baldridge decided at that time not to continue purchasing the stock as agreed and defaulted on the contract. The Company notified Baldridge of the default and gave the required ten-day notice as specified in the contract.

Subsequently, the Company reduced the subscription price on the remaining
62,500,000 shares to $0.005 per share. In the accompanying financial statements the stock subscription receivable was adjusted to reflect the revised subscription price.

On March 4, 2000, the Company entered into an agreement with Harding Asset
Funds, Inc. to purchase the remaining 62,500,000 shares for $0.005 or a total of
$312,500. Harding was one of the original partners with Baldridge.

The active participation investor is defined for the Company under the following terms:

     "WHEREAS, the Company desires to be assured of the association and services of the Active Participation Investor in order to avail itself of the Active
     Participation Investor's consulting experience, skills, abilities, background and knowledge to facilitate long range planning and to execute the Company's stock marketing needs in an orderly and efficient manner; the
     Company is therefore willing to engage the Active Participation Investor upon the terms and conditions herein contained:

     WHEREAS, the Active Participation Investor agrees to be engaged and retained by the Company in accordance with the following terms and conditions.

     NOW, THEREFORE, in consideration of the recitals, promises and conditions contained herein, the Active Participation Investor and the Company agrees as follows:

THE ACTIVE PARTICIPATION INVESTOR OFFERS THE FOLLOWING CONSULTING SERVICES:

     o    Will arrange a Public Relations Program
     o    Will write and design a color PR Research Report.
     o    Will introduce the company to the Active Participation Investor's network of brokers.  These brokers have been identified as ones that will recommend emerging growth companies in the Bulletin Board Market.
     o    Will distribute leads to brokers.
     o    Will qualify and track all leads.
     o    Will add sufficient Market Makers
     o    Will make our toll-free number available."

Effective April 1, 2000, the Company purchased all outstanding shares of Beach
Access.Net for 1,750,000 shares of common stock. These shares were previously issued pursuant to Rule 504 of Regulation D and subsequently returned to an escrow account to be held for acquisition and business related purposes. The
Company also issued 8,600,000 to acquire other related business assets and operations. These shares were issued pursuant to Section 4(2) of the Securities
Act of 1933, as amended.

In connection with the Beach Access.Net, Inc. transaction, the Company issued to the former owner and certain employees of Beach Access.Net, Inc., 8,000,000 shares as signing bonuses and additional compensation. The shares were issued under either Rule 504 or Section 4(2) of the Securities Act of 1933. In
addition, 3,200,000 shares were issued to the prior owner of Beach Access in connection with the exercise of an option set forth in his employment agreement.
The shares were issued under Section 4(2) of the Securities Act of 1933.

                                       30

In May of 2000, Beach Access.Net, Inc. acquired all common stock of Revcon
Technologies and Alliance Computer Systems for an aggregate of 2,000,000 options to acquire shares of the Company's common stock issued pursuant to Section 4(2)
of the Securities Act of 1933, as amended. In June 2000, the options for the
2,000,000 shares were exercised pursuant to the terms of the employment agreements. On August 1, 2000, the employment agreements were modified and an additional 180,000 shares of the Company's common stock were issued pursuant to
Section 4(2) of the Securities Act.

The Company issued 3.5 million unregistered shares of its common stock to Dr.
Harold Campbell for his role as a consultant to the Company. The Company issued an aggregate of 1,651,868 shares to Paul Aubin and an aggregate of 859,466 shares to Kenneth Bourg upon the exercise of options received by Mr. Aubin and
Mr. Bourg in connection with the acquisition of each of their respective companies.

In March 2000, the Company issued 20,000 shares of its pre-split common stock to legal counsel for services provided and to be provided in fiscal 2000.

In June 2000, the following accredited, pre-existing shareholders purchased additional shares pursuant to Section 4(2) :

             Margaret Wilson Trust                 675,000
             CW Erb                                714,286
             Donavan D. Harthorn                 1,785,715
             Dale Dewitt                         1,785,715

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Chapter 607 of the Florida Statutes provides for the indemnification of officers and directors under certain circumstances against expenses incurred in successfully defending against a claim and authorizes Florida corporations to indemnify their officers and directors under certain circumstances against expenses and liabilities incurred in legal proceedings involving such persons because of their being or having been an officer or director.

Section 607.0850 of the Florida Statutes permits a corporation, by so providing in its certificate of incorporation, to eliminate or to limit a director's liability to the corporation and its stockholders for monetary damages arising out of certain alleged breaches of their fiduciary duty. Section 607.0850 provides that no such limitation of liability may affect a director's liability with respect to any of the following: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not made in good faith or which involve intentional misconduct of knowing violations of law; (iii) liability for dividends paid or stock repurchased or redeemed in violation of the Florida General Corporation Law; or (iv) any transaction from which the director derived an improper personal benefit. Section 607 does not authorize any limitation on the ability of the corporation or its stockholders to obtain injunctive relief, specific performance or other equitable relief against directors.

Article IX of the Company's Articles of Incorporation and the Company's By-laws provide that all persons who the Company is empowered to indemnify pursuant to the provisions of Section 607 of the Corporation laws of the State of Florida
(or any similar provision or provisions of applicable law at the time in effect), shall be indemnified by the Company to the fullest extent permitted thereby. The foregoing right of indemnification is not deemed to be exclusive of any other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise.

Article IX of the Company's Articles of Incorporation provides that no director of the Company will be personally liable to the Company or its stockholders; (i)
for any monetary damages for breaches of fiduciary duty of loyalty to the
Company or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under
Section 607 of the Florida Statutes, or (iv) for any transaction from which the director derived an improper personal benefit.

                                       31

                                    PART F/S

FINANCIAL STATEMENTS

The audited financial statements of the Company are prepared by and are the responsibility of management. B2d Semago (f/k/a Semago & Company, P.A.),
Certified Public Accountants, have provided and are responsible for their audit report on these financial statements and are located at 601 N. Ashley Drive,
Suite 700, Tampa, Florida 33602. The financial statements required by Regulation
S-X commence on page F/S 1 hereof in response to this Item of this Registration
Statement on Form 10-SB and are incorporated herein by this reference.

                          BIFS TECHNOLOGIES CORPORATION
                     (Formerly BIOFILTRATION SYSTEMS, INC.)

                        CONSOLIDATED FINANCIAL STATEMENTS

                                DECEMBER 31, 2000

                          BIFS TECHNOLOGIES CORPORATION
                     (Formerly BIOFILTRATION SYSTEMS, INC.)

                        CONSOLIDATED FINANCIAL STATEMENTS

                                DECEMBER 31, 2000

                                    CONTENTS

                                                                    Page

INDEPENDENT AUDITORS' REPORT                                          1

CONSOLIDATED FINANCIAL STATEMENTS

    CONSOLIDATED BALANCE SHEET                                      2 - 3

    CONSOLIDATED STATEMENTS OF OPERATIONS                             4

    CONSOLIDATED STATEMENTS OF CHANGES
        IN STOCKHOLDERS' EQUITY                                     5 - 6

    CONSOLIDATED STATEMENTS OF CASH FLOWS                           7 - 8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                          9 - 29

To the Board of Directors
BIFS Technologies Corporation
(formerly Biofiltration Systems, Inc.)
Sarasota, Florida

                          Independent Auditors' Report

We have audited the accompanying consolidated balance sheet of BIFS Technologies
Corporation (formerly Biofiltration Systems, Inc.) as of December 31, 2000, and
the related consolidated statements of operations, changes in stockholders'
equity and cash flows for the years ended December 31, 2000 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards.
Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BIFS Technologies
Corporation (formerly Biofiltration Systems, Inc.) as of December 31, 2000, and
the results of its operations, changes in stockholders' equity and cash flows for the years ended December 31, 2000 and 1999, in conformity with generally accepted accounting principles.

CERTIFIED PUBLIC ACCOUNTANTS
(f.k.a. Semago & Company, P.A.)
Tampa, Florida
February 28, 2001

                          BIFS TECHNOLOGIES CORPORATION
                     (Formerly BIOFILTRATION SYSTEMS, INC.)
                           CONSOLIDATED BALANCE SHEET
                                DECEMBER 31, 2000

                                     ASSETS

CURRENT ASSETS

    Cash and cash equivalents                      $   682,803
    Accounts receivable                                 32,169
    Inventory                                           28,497
    Prepaid professional fees                          105,400
    Other current assets                               150,905
                                                   -----------
                                                       999,774
                                                   -----------
EQUIPMENT AND FIXTURES

    Wireless internet access system
        and equipment                                1,066,135
    Other computer equipment                           286,434
    Furniture and fixtures                              58,118
                                                   -----------
                                                     1,410,687
    Less accumulated depreciation                   (36,900)
                                                   -----------
                                                     1,373,787
                                                   -----------

OTHER ASSETS
    Patent, net of accumulated
        amortization of $22,952                         38,121
    Prepaid professional fees, less
        current portion                                105,400
    Goodwill, net of accumulated
        amortization of $58,521                        324,139
    Prepaid sales commissions
        to related company                              18,000
    Other                                                2,383
                                                   -----------
                                                       488,043
                                                   -----------
                                                   $ 2,861,604
                                                   ===========

           The accompanying notes to consolidated financial statements are an integral part of this statement.

                                       -2-

                          BIFS TECHNOLOGIES CORPORATION
                     (Formerly BIOFILTRATION SYSTEMS, INC.)
                           CONSOLIDATED BALANCE SHEET
                                DECEMBER 31, 2000

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

    Accounts payable and accrued expenses          $   575,411
    Current portion of related
        party notes payable                             34,675
                                                   -----------
        TOTAL CURRENT LIABILITIES                      610,086
                                                   -----------
LONG-TERM LIABILITIES

    Stockholder notes payable                          348,900
    Related party notes payable,
        less current portion                            61,073
    Note payable to majority stockholder               950,000
                                                   -----------
                                                     1,359,973
                                                   -----------
COMMITMENTS AND CONTINGENCIES                             -
                                                   -----------
STOCKHOLDERS' EQUITY
    Common stock, $.00001 par value,
        800,000,000 shares authorized,
        519,320,716 issued and 518,820,716
        shares outstanding                               5,193
    Additional paid-in capital                       5,830,967
    Deferred stock options                          (283,669)
    Accumulated deficit                             (4,650,946)
                                                   -----------
                                                       901,545
    Less treasury stock, at cost                    (10,000)
                                                   -----------
                                                       891,545
                                                   -----------
                                                   $ 2,861,604
                                                   ===========

           The accompanying notes to consolidated financial statements are an integral part of this statement.

                                       -3-

                          BIFS TECHNOLOGIES CORPORATION
                     (Formerly BIOFILTRATION SYSTEMS, INC.)
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

                                                     2000                     1999
                                                 -----------              -----------
REVENUES                                        $   427,780               $      -
COST OF REVENUES                                    349,887                     -
                                                 -----------              -----------
                                                     77,893                     -
                                                 -----------              -----------
OPERATING EXPENSES
    Salaries and benefits                         1,264,866                     -
    Professional fees                               292,223                  105,051
    General and administrative                      645,134                   76,782
    Depreciation and amortization                    96,313                    4,759
    Marketing expenses                              145,944                  812,500
                                                 -----------              -----------
                                                  2,444,480                  999,092
                                                 -----------              -----------
NET OPERATING LOSS                               (2,366,587)              (999,092)
                                                 -----------              -----------
OTHER INCOME (EXPENSE)
    Interest income                                   7,724                     -
    Interest expense                             (58,089)              (49,870)
    Loss on investments                          (229,914)                    -
                                                 -----------              -----------
                                                 (280,279)              (49,870)
                                                 -----------              -----------
NET LOSS FROM CONTINUING OPERATIONS              (2,646,866)              (1,048,962)
                                                 -----------              -----------
DISCONTINUED OPERATIONS
    Loss from discontinued operations            (230,217)                    -
    Loss on disposal of discontinued
        operations                               (148,062)                    -
                                                 -----------              -----------
                                                 (378,279)                    -
                                                 -----------              -----------
NET LOSS                                        $(3,025,145)              $(1,048,962)
                                                 ===========              ===========
NET LOSS PER COMMON
    SHARE                                       $(    .0061)              $(    .0023)
                                                 ===========              ===========
WEIGHTED AVERAGE COMMON
    SHARES OUTSTANDING (shares
    in 100's)                                     4,938,179                 4,495,796
                                                 ===========              ===========
LOSS FROM CONTINUING OPERATIONS                 $(    .0053)             $(    .0023)
                                                 ===========              ===========
LOSS FROM DISCONTINUED OPERATIONS               $(    .0005)             $      -
                                                 ===========              ===========
LOSS FROM DISPOSAL OF DISCONTINUED
    OPERATIONS                                  $(    .0003)             $      -
                                                 ===========              ===========

           The accompanying notes to consolidated financial statements are an integral part of these statements.

                                       -4-

                          BIFS TECHNOLOGIES CORPORATION
                     (Formerly BIOFILTRATION SYSTEMS, INC.)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

                                                        2000                1999
                                                     ----------           --------

CASH FLOWS FROM OPERATING ACTIVITIES

   Cash received from customers                      $   467,577           $   -
   Cash paid for continuing operating
      expenses                                        (1,222,181)           (89,798)
   Cash paid for discontinued operations              (65,592)              -
   Cash received for interest                              6,909               -
   Cash paid for interest                             (18,548)           (6,253)
                                                      -----------           --------

      Net cash used by operating
         activities                                   (831,835)           (96,051)
                                                      -----------           --------

CASH FLOWS FROM INVESTING ACTIVITIES

   Advances to related company                        (128,000)              -
   Repayment of advances to related
      company                                            575,910               -
   Purchase of business and other assets              (8,354)              -
   Purchase of equipment and fixtures                 (958,385)           (3,377)
                                                      -----------           --------

      Net cash used by investing
         activities                                   (518,829)           (3,377)
                                                      -----------           --------

CASH FLOWS FROM FINANCING ACTIVITIES

   Proceeds from sale of common
      stock                                            1,100,000               -
   Collections on stock subscription
      receivable                                            -                62,500
   Proceeds from stockholder
      notes payable                                      950,000               -
   Proceeds from related party
      notes payable                                         -                 5,314
   Repayment of related party notes
      payable                                         (16,539)              -
   Other                                                    -                22,500
                                                      -----------          --------

      Net cash provided by
         financing activities                          2,033,461             90,314
                                                      -----------           --------

NET INCREASE (DECREASE) IN CASH                          682,797            (9,114)

CASH AND CASH EQUIVALENTS,
   BEGINNING OF YEAR                                           6              9,120
                                                      -----------           --------

CASH AND CASH EQUIVALENTS,
   END OF YEAR                                       $   682,803           $      6
                                                      ===========           ========

           The accompanying notes to consolidated financial statements are an integral part of these statements.

                                       -7-

                          BIFS TECHNOLOGIES CORPORATION
                     (Formerly BIOFILTRATION SYSTEMS, INC.)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

                                                                  2000               1999
                                                               -----------        -----------

                          RECONCILIATION OF NET LOSS TO
                      CASH FLOWS FROM OPERATING ACTIVITIES

NET LOSS                                                       $(3,025,145)       $(1,048,962)

RECONCILING ADJUSTMENTS

   Loss on investments                                             229,914               -
   Loss from discontinued operations                               164,625               -
   Loss on disposal of discontinued operations                     148,062               -
   Decrease in accounts receivable                                  39,797               -
   Increase in inventory                                        (15,009)              -
   Increase in prepaid professional fees                        (210,800)              -
   Decrease in other assets                                     (6,755)               120
   Depreciation and amortization                                    96,313              4,759
   Increase in accounts payable
      and accrued expenses                                         136,294              4,415
   Stock issued for services                                     1,618,300            900,000
   Contribution of accrued interest
      to paid-in capital                                            40,272             44,777
   Other                                                        (47,703)              -
                                                               -----------         -----------

CASH FLOWS FROM OPERATING
   ACTIVITIES                                                  $(831,835)       $(96,051)
                                                               ===========         ===========

                   NONCASH INVESTING AND FINANCING ACTIVITIES

DECREASE IN ACCRUED INTEREST
   PAYABLE THROUGH CONTRIBUTION
   TO PAID-IN CAPITAL                                          $    40,272        $    44,777
                                                               ===========         ===========

ACQUISITION OF BUSINESS ASSETS WITH
   COMMON STOCK AND ADDITIONAL PAID
   IN CAPITAL                                                  $ 1,144,042        $      -
                                                               ===========         ===========

STOCK ISSUED FOR SERVICES                                      $ 1,407,338        $   900,000
                                                               ===========         ===========

           The accompanying notes to consolidated financial statements are an integral part of these statements.

                                       -8-

                          BIFS TECHNOLOGIES CORPORATION
                     (Formerly BIOFILTRATION SYSTEMS, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company activities

BIFS Technologies Corporation (formerly known as Biofiltration Systems, Inc.)
(the Company) was incorporated in the state of Florida in December 1992. On
April 1, 2000, the Company acquired all of the outstanding stock of Beach
Access.Net, Inc. (Beach).

The Company was originally formed as a manufacturer of modular biofiltration systems for the treatment of polluted water. These patented systems will be sold or leased to customers. Commencing in April 2000, in addition to the wastewater treatment, the Company has acquired an internet service provider. In addition to providing dial-up internet services, the Company is developing a high speed wireless internet access system. Further the Company intends to acquire and develop unique companies that complement its core business activities.

The Company's main office is located in Sarasota, Florida. Internet service activities are presently located in Myrtle Beach, South Carolina.

Basis of presentation

The accompanying financial statements include the Company and its wholly owned subsidiary. All intercompany accounts and transactions have been eliminated.
Prior to January 1, 2000, the Company was considered a development stage enterprise.

Revenue recognition

The Company's revenues are derived from the following sources:

     -    access charges to the internet, using various payment plans, through either dial-up or wireless means;

     -    sale or lease of pollution treatment equipment;

Internet customers are charged a daily or monthly fixed fee for access to the internet. Revenues are recognized at standardized rates over the period the service is provided.

Revenues from sale of pollution treatment equipment will be recognized in accordance with contract or purchase order terms at the time the equipment is either shipped or shipped and installed and accepted by the customer.

                                       -9-

                          BIFS TECHNOLOGIES CORPORATION
                     (Formerly BIOFILTRATION SYSTEMS, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenues from lease of pollution treatment equipment will be based on contract terms - typically as equipment is installed and treatment services commence.
Revenues will be recognized on either a flat monthly rate or at a measured price per gallon basis, as services are provided.

Equipment and fixtures

Equipment and fixtures are recorded at cost. Maintenance, repairs and minor renewals are expensed as incurred. When equipment and fixtures are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts and any profit or loss on disposal is credited or charged to earnings.

Equipment and fixtures are depreciated over their estimated useful lives using the straight-line method. For income tax purposes, accelerated depreciation methods are used.

For the years ended December 31, 2000 and 1999, depreciation expense amounted to
$33,708 and $675, respectively.

Capitalized interest

The Company follows the policy of capitalizing interest as a component of the cost of equipment and fixtures constructed for its own use. For the year ended
December 31, 2000, total interest incurred was $63,393, of which $5,304 was capitalized and $58,089 charged to operations.

Patent

The patent was purchased from a related company (see Note D) that originally developed and recorded the patent. The patent is recorded at its purchase cost which represents the predecessor related company's development cost less predecessor amortization. The patent is being amortized over its useful life, currently estimated at 14 years.

For each of the years ended December 31, 2000 and 1999, patent amortization amounted to $4,084.

Goodwill

Goodwill represents the excess of the cost of business assets acquired over the fair value of the net assets at dates of acquisition. Amortization is being recorded on a straight-line basis over five years.

                                      -10-

                          BIFS TECHNOLOGIES CORPORATION
                     (Formerly BIOFILTRATION SYSTEMS, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

For the year ended December 31, 2000, amortization of goodwill amounted to
$58,521.

Impairment of long-lived assets

Long-lived assets, including intangibles, are periodically reviewed for impairment when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable.

The amount of an impairment loss is measured as the excess of the carrying amount of the asset over the fair value of the asset.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions.
These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent asset and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Start-up costs

Costs associated with the start-up costs of Company operations have been expensed as incurred.

Advertising costs

Advertising costs are expensed as incurred. For the year ended December 31,
2000, advertising costs amounted to $43,855.

Stock issue and marketing expenses

Costs associated with the offering of the Company's common stock to outside investors have been expensed as incurred.

Sales commissions pursuant to a national sales agreement

Pursuant to a national sales agreement, the Company will pay sales commissions to a related company (see note B). As sales and lease revenues are generated, commission expense will be recognized at a rate of 30% in accordance with the terms of the agreement on the accrual basis of accounting.

                                      -11-

                          BIFS TECHNOLOGIES CORPORATION
                     (Formerly BIOFILTRATION SYSTEMS, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Deferred income taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period the change is enacted.

Loss per common share

Loss per common share is computed using the weighted average of shares outstanding during the periods presented in accordance with Statement of
Financial Accounting Standards No. 128 Earnings Per Share.

Cash and cash equivalents

For the purpose of the statement of cash flows, cash and cash equivalents includes time deposits with original maturities of three months or less.

NOTE B - NATIONAL SALES AGREEMENT

The Company's majority stockholders own another company that provides services as a national sales agent (see Note D).

In 1992, the Company entered into an agreement whereby the related company provides exclusive national sales services. The term of the agreement is for a one year period, automatically renewable for an additional one year period. This agreement can be terminated with a one year notice by either party.

Terms of the national sales agreement provide for the related company to be paid
30% of the Company's retail sales and/or collected lease revenue, as defined.
Further, in accordance with the agreement and at its option, the Company may advance funds against future commissions to the related company. In September
2000, sales commission advances amounting to $575,910, were repaid by the related company.

For the years ended December 31, 2000 and 1999, no commissions have been incurred or paid under this agreement.

                                      -12-

                          BIFS TECHNOLOGIES CORPORATION
                     (Formerly BIOFILTRATION SYSTEMS, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999

NOTE C - STOCKHOLDER NOTES PAYABLE

At December 31, 2000, stockholder notes payable consist of the following:

        Stockholder notes payable,
           non-interest bearing, no
           specified repayment terms
           (see below)                            $   348,900

        Unsecured note payable to
           majority stockholder,
           interest at 11.0%, payable
           monthly, principal due
           December 2002                              950,000
                                                   -----------

                                                  $ 1,298,900
                                                   ===========

Interest on the above non-interest bearing stockholder notes payable has been imputed at an amount equal to the average annual prime rate plus 1.0%. For the years ended December 31, 2000 and 1999, interest expense on these notes amounted to $35,692 and $31,335, respectively. In the accompanying financial statements, an amount equal to this interest has been recorded as additional paid-in capital.

The stockholder notes payable have no specified repayment terms. However, based on written representation of the Company's Chief Executive Officer and majority stockholder, these notes payable will be repaid prior to payment of sales commissions due sales agent (see Note B). Repayments will be limited to no more than 50% of all earned sales commissions due sales agent.

NOTE D - RELATED PARTY NOTES PAYABLE

The Company's majority stockholders own another company that developed and sold a patent to the Company for $61,073 (see Note A). The Company issued a $61,073 note payable to this related company in conjunction with the purchase. Terms of the note provide for interest at 7.5% per annum. Principal and unpaid interest payments on this note shall be paid from no more than 50% of any Company net profits, as defined.

At December 31, 2000, the Company's majority stockholders have agreed to assume the liability for the interest accrued on the above note through December 31,
2000. This assumption of the liability has been recorded as a contribution to additional paid-in capital in the accompanying financial statements.

                                      -13-

                          BIFS TECHNOLOGIES CORPORATION
                     (Formerly BIOFILTRATION SYSTEMS, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999

NOTE D - RELATED PARTY NOTES PAYABLE (continued)

Additionally, the related corporation described above has advanced funds to the
Company under an unsecured, revolving promissory note. Terms of this note provide for interest at 8.5%, payable quarterly, with principal due on December
31, 2001. At December 31, 2000, the amount outstanding on this note payable is
$34,675.

NOTE E - SPECIAL SERVICES AGREEMENT

On March 31, 1999, the Company entered into a cancelable special services agreement with an unrelated active participation investor. Pursuant to this agreement, the investor was to provide various public relations and marketing services to the Company in exchange for the right to purchase 87,500,000 shares of the Company's stock for $1,000,000. The purchase of these shares was to occur in stages, at varying per share prices ranging from $.0025 to $.02 per share. At
March 31, 1999, the shares associated with this agreement were recorded as subscribed common shares.

In accordance with the above agreement, upon collection of the subscription price for the first stage, 25,000,000 shares of common stock were issued. For these shares, the $812,500 difference between the fair value of the stock at
March 31, 1999, and its selling price, has been recorded as stock marketing expense.

On or about September 1, 1999, the Company was de-listed from the OTCBB.
Subsequently, the company reduced the subscription price on the remaining
62,500,000 shares to $.005 per share. In the accompanying financial statements the stock subscription receivable was adjusted to reflect the revised subscription price.

During the year ended December 31, 2000, amounts due the Company under this agreement were paid in full and terms of the agreement were considered to be satisfied by Company management.

NOTE F - BUSINESS ACQUISITIONS

Effective April 1, 2000, the Company purchased all of the outstanding stock of
Beach Access.Net, Inc., (Beach) an internet service provider located in South
Carolina. The purchase price was 1,750,000 unrestricted shares of the Company's common stock. The cost of this acquisition, which amounted to $236,250, was recorded at the stock's fair market value as of April 1, 2000. This business combination was accounted for as a purchase.

In connection with this purchase, the Company recorded $224,820 of goodwill which is being amortized over five years. For the year ended December 31, 2000, goodwill amortization of $33,723 was recorded.

                                      -14-

                          BIFS TECHNOLOGIES CORPORATION
                     (Formerly BIOFILTRATION SYSTEMS, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999

NOTE F - BUSINESS ACQUISITIONS (continued)

The accompanying financial statements reflect operating activities of Beach from date of acquisition, April 1, 2000, to December 31, 2000.

The following summarized proforma (unaudited) information assumes the acquisition had occurred on January 1, 1999:

                                                           2000            1999
                                                        -----------    -----------

                                     ASSETS

Current assets                                        $ 1,155,067      $    12,789
Other assets                                            1,829,699        1,046,232
                                                      -----------      -----------
                                                      $ 2,984,766      $ 1,059,021
                                                      ===========      ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities                                   $   848,468      $   235,892
Other liabilities                                       1,359,973          409,973
                                                      -----------      -----------
                                                        2,208,441          645,865

Stockholders' equity                                      776,325          413,156
                                                      -----------      -----------
                                                      $ 2,984,766      $ 1,059,021
                                                      ===========      ===========

                                   OPERATIONS

Revenues                                              $   497,885      $    76,336
                                                      ===========      ===========
Net loss                                              $(2,196,743)     $(2,038,458)
                                                      ===========      ===========
Net loss per common share                             $(    .0044)     $(    .0048)
                                                      ===========      ===========

The above proforma amounts reflect adjustments for goodwill, amortization of goodwill, an employment agreement entered into as part of the acquisition and write off of a business acquisition that was not consummated.

                                      -15-

                          BIFS TECHNOLOGIES CORPORATION
                     (Formerly BIOFILTRATION SYSTEMS, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999

NOTE F - BUSINESS ACQUISITIONS (continued)

In connection with the initial acquisition of Beach, the Company invested
8,600,000 shares of restricted common stock in Beach to acquire other related business assets and operations. The cost of these investments amounted to
$607,040, which represents the stock's average simple traded value over a defined period, less a 15% discount because of its restricted nature. One of these acquisitions was never consummated and a portion of the invested shares was recovered. A loss on investments of $59,160 was recorded for the unrecovered shares. In connection with these acquisitions, goodwill of $323,756 was recorded by Beach. As discussed in Note J, one of these operations was subsequently discontinued. Goodwill associated with this acquisition, amounting to $132,087 , was written off to loss on discontinued operations during the year ended
December 31, 2000. For the year ended December 31, 2000, goodwill amortization of $28,746 was recorded on the remaining business assets.

In connection with the Beach acquisition, the Company issued to the former owner and certain employees of Beach, 8,000,000 shares of unrestricted and restricted common stock as a signing bonus and additional compensation.

Further, a five year employment agreement was signed with the former owner providing for a base annual salary and options on 15,250,000 shares of restricted common stock exercisable beginning immediately through January 1,
2003 at $.001 per share (contingent upon certain performance criteria being met).

The stock issued as a signing bonus and additional employee compensation has been recorded at the stock's fair market value as of April 1, 2000, for unrestricted shares and at an average simple traded value over a defined period for restricted shares less a 15% discount because of its restricted nature. In the accompanying statement of operations for the year ended December 31, 2000, employee compensation of $713,700 has been recorded to reflect the issuance of these shares.

In April 2000, the former owner exercised the option under the above employment agreement to purchase 3,250,000 shares of the Company's restricted common stock.
The stock issued under this option was recorded at the stock's average simple traded value over a defined period less a 15% discount because of its restricted nature. For the year ended December 31, 2000, employee compensation of $240,338 was recorded upon exercise of this option.

The employment agreement with the former owner provides that should the former owner be terminated by the Company for any reason, any unexercised stock options can be exercised at any time within one year.

                                      -16-

                          BIFS TECHNOLOGIES CORPORATION
                     (Formerly BIOFILTRATION SYSTEMS, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999

NOTE F - BUSINESS ACQUISITIONS (continued)

In December 2000, the former owner was terminated by the Company. Subsequently, the former owner notified the Company in writing of his intention to exercise the options on the remaining 12,000,000 shares of restricted stock. If exercised on the termination date, the stock options would be valued at $2,952,000. This amount is based on valuing the stock on the termination date using its average simple traded value over a defined period, less a 15% discount because of its restricted nature.

At December 31, 2000, the Company has instituted legal action to void the employment contract and issuance of the 12,000,000 option shares. In the opinion of management and legal counsel the Company will prevail in their legal proceedings against the former employee and the employment agreement and associated stock options will be voided.

In May 2000, Beach acquired all of the common stock of Revcon Technologies, Inc.
and Alliance Computer Systems, LLC. These business combinations were accounted for as a purchase. Both of these companies provide networking, programming and wireless connectivity services. The purchase price for both was 1,000,000 shares of restricted common stock, plus a $22,000 cash payment. The cost of these acquisitions, which amounted to $97,650, included stock recorded at an average simple traded value over a defined period less a 15% discount because of its restricted nature. In connection with these purchases, Beach Access.Net, Inc.
recorded assets in excess of the purchase price of $33,892 which is being amortized over five years. For the year ended December 31, 2000, goodwill amortization of $3,948 was recorded. Neither of these operations had significant activity during the year ended December 31, 2000.

In connection with the Revcon Technologies, Inc. and Alliance Computer Systems,
LLC, acquisitions, the former owners signed five year employment agreements with
Beach. These agreements provide for, among other things, a base annual salary and options on 2,000,000 shares of restricted common stock exercisable at $.001 depending on certain performance criteria being met.

In July 2000, the former owners exercised an option under the above employment agreements to purchase 1,000,000 shares of the Company's restricted common stock. Employee compensation was recorded at the stock's average simple traded value over a defined period less a 15% discount because of its restricted nature. For the year ended December 31, 2000, employee compensation of $105,400 was recorded upon exercise of this option.

                                      -17-

                          BIFS TECHNOLOGIES CORPORATION
                     (Formerly BIOFILTRATION SYSTEMS, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999

NOTE F - BUSINESS ACQUISITIONS (continued)

In April 2000, Beach acquired the rights to provide internet access through May
2001 to approximately 1,300 customers. The cost for these rights was 3,200,000 shares of restricted common stock. Terms of the agreements provide for monthly service revenues of $20,000.

On August 1, 2000, certain of the above agreements were modified whereby an additional 180,000 shares of the Company's restricted common stock was issued for the above customer rights.

In the accompanying financial statements, the purchase cost of these customers, which amounted to $271,814, has been recorded at the stock's average simple traded value over a defined period less a 15% discount because of its restricted nature. The cost of the purchase, less the excess of the value of the restricted stock over the services fee income arising from this transaction, which was changed to expense, is being amortized on a straight-line basis over twelve months through May 2001. For the year ended December 31, 2000, amortization of the purchase price amounted to $146,669.

In late 2000, payment of the above monthly service fees was terminated. Through
February 28, 2001, management has attempted unsuccessfully to collect current and past due amounts. Because of the unlikely possibility that past due amounts will be collected and future benefits from this arrangement are uncertain, management has made the following adjustments:

    Write-off of service fee accounts
      receivable at December 31, 2000                     $  30,880

    Write-off of unamortized customer
      rights at December 31, 2000                            93,331
                                                           ---------
                                                          $ 124,211
                                                           =========

NOTE G - PROFESSIONAL FEES

In March 2000, the Company issued 2,000,000 shares of restricted stock for professional legal services to be rendered during the year ended December 31,
2000. The cost of these services was recorded at the stock's average simple traded value over a defined period less a 15% discount because of its restricted nature. For the year ended December 31, 2000, professional fees amounting to
$130,000 were recorded under this arrangement.

                                      -18-

                          BIFS TECHNOLOGIES CORPORATION
                     (Formerly BIOFILTRATION SYSTEMS, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999

NOTE G - PROFESSIONAL FEES (continued)

In July 2000, the Company retained a business advisor to provide various business consulting and planning services. Terms of the agreement provided for the following:

     -    five year term through December 31, 2004;
     -    stock option at $.001 per share on 3,000,000 shares of restricted stock upon signing of the agreement;
     -    stock option at $.001 per share on an additional 1,000,000 shares of restricted stock effective January 1, 2001;
     -    stock option at $.001 per share on an additional 1,000,000 shares of restricted stock effective January 1, 2002.

During the year ended  December 31, 2000,  the business  advisor  exercised  the option to acquire  3,000,000 shares of restricted common stock. The stock issued under this  option,  which was valued at  $316,200,  was recorded at the stock's average simple traded value over a defined period less a 15% discount because of its restricted  nature. The exercise of this option has been recorded as prepaid professional  services  and will be  amortized  over the life of the  consulting agreement.  For the year  ended  December  31,  2000,  amortization  of  prepaid professional fees amounted to $105,400.

In November  2000,  the Company  entered into an agreement with a South Carolina corporation for sales and telecommunication  consulting.  The agreement is for a two year term, extendable for additional one year terms. Among other things, the agreement provides for the following:

     -    At signing, 150,000 shares of unrestricted stock as a signing bonus;
     -    Stock options on 4,850,000 shares of the Company's restricted common stock at an exercise  price of $.60 per share.  These options have vested at December 31, 2000, but must be exercised within two years.
          By August 2001, these shares must become free trading.
     -    A cash payment based on a set fee per room or square footage for services sold on behalf of the Company.

For the year ended December 31, 2000, a signing bonus of $40,500, which represents the stock's fair market value, was recorded in accordance with the above agreement.

                                      -19-

                          BIFS TECHNOLOGIES CORPORATION
                     (Formerly BIOFILTRATION SYSTEMS, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999

NOTE H - STOCK SPLIT

In March 2000, effective April 15, 2000, the Company's Board of Directors approved a 100:1 stock split. In conjunction with this stock split, the par value of the Company's stock was changed to $.00001.

All shares and share prices disclosed in the accompanying financial statements reflect the effect of the 100:1 stock split.

NOTE I - SEGMENTS

The Company operates in two business segments, pollution treatment systems and internet technology. Currently, the only operating segment is the internet technology group. Separate management of each segment is required because each business unit is subject to different marketing, delivery and technology strategies.

At December 31, 2000, and for the year then ended, information on reportable segments is as follows:

                                 Pollution        Internet       Eliminating        Consolidated
                                 treatment       technology      adjustments           total
                                 ---------       ----------      -----------        ------------

External revenue                $      -        $   427,780      $      -           $   427,780
                                ===========     ===========      ===========        ===========
Intersegment revenue            $      -        $      -         $      -           $      -
                                ===========     ===========      ===========        ===========
Interest expense, net           $    26,138     $    24,227      $      -           $    50,365
                                ===========     ===========      ===========        ===========
Depreciation and
   amortization                 $    38,641     $    57,672      $      -           $    96,313
                                ===========     ===========      ===========        ===========
Loss from continuing
   operations                   $(775,876)    $(1,870,990)     $      -           $(2,646,866)
Loss from discontinued
   operations                         -          (378,279)            -            (378,279)
                                -----------     -----------      -----------        -----------
Net loss                        $(775,876)    $(2,249,269)     $      -           $(3,025,145)
                                ===========     ===========      ===========        ===========

Significant non-cash items -

   Employee and consultant
     compensation               $   307,400     $ 1,099,938      $      -           $ 1,407,338
   Loss on market
     investments                      -             229,816             -               229,816
   Loss on disposal of
     business segment                 -             312,687             -               312,687
                                -----------     -----------      -----------        -----------

                                $   307,400     $ 1,642,441      $      -           $ 1,949,841
                                ===========     ===========      ===========        ===========

                                      -20-

                          BIFS TECHNOLOGIES CORPORATION
                     (Formerly BIOFILTRATION SYSTEMS, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999

NOTE I - SEGMENTS

                                 Pollution        Internet       Eliminating        Consolidated
                                 treatment       technology      adjustments           total
                                 ---------       ----------      -----------        ------------

Significant non-cash items -
      (continued)

  Acquisition of long-
    lived assets                $   236,250     $   393,635      $(236,250)       $   393,635
                                ===========     ===========      ===========        ===========
Total assets                    $ 3,844,277     $ 1,894,559      $(2,877,232)       $ 2,861,604
                                ===========     ===========      ===========        ===========
Expenditures for long-
  lived assets                  $   260,027     $ 1,576,317      $(236,250)       $ 1,600,094
                                ===========     ===========      ===========        ===========

For the year ended December 31, 1999, the Company was in development stage and had not commenced operations.

The chief operating decision maker does not use cash loaned or invested in the internet technology segment to evaluate its performance. However, such information is furnished to the chief operating decision maker. For the year ended December 31, 2000, cash loaned or invested in the internet technology segment amounted to $1,542,595.

The pollution treatment segment will derive its revenues from sale or lease of a proprietary biofiltration system used to treat polluted water. The internet technology segment derives its revenues principally from dial-up and wireless internet access services to residential and commercial customers.

Eliminating adjustments noted above consist of consolidating adjustments to eliminate the parent company's (BIFS) investment in the wholly-owned subsidiary.

As noted above, the internet technology segment has sustained substantial net operating losses. Its ability to continue as a going concern and realize amounts invested, is dependent upon generating sufficient profitable revenues and obtaining funding to support operations and fund capital improvements. Company management has planned operational and capital needs through December 31, 2001, and evaluated funding sources. Based on this plan, sufficient funding is available to fund the internet technology segment's operations and capital needs through December 31, 2001.

                                      -21-

                          BIFS TECHNOLOGIES CORPORATION
                     (Formerly BIOFILTRATION SYSTEMS, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999

NOTE J - DISCONTINUED OPERATIONS

In August 2000, the Company discontinued certain measurable portions of its internet technology segment. The results of operations for the period presented is reported as a component of discontinued operations in the statements of operation.

Summarized results of the disposed segment for the year ended December 31, 2000, are as follows:

        Net sales                          $ 338,712
                                           =========
        Operating loss                     $(230,217)
                                           =========
        Loss from discontinued
          operations                       $(378,279)
                                           =========

For the year ended December 31, 1999, the Company did not operate in the above segment.

NOTE K - TREASURY STOCK

In December 1998, the Company canceled a stock purchase agreement with a purchaser (see Note E). As a result, 9,250,000 shares of common stock were returned to the Company. The treasury stock is recorded at the original cost per share of the stock transaction. However, these shares are currently held in an escrow account on behalf of the Company. It is the intention of the Company that these shares be held for future issuance to new investors or for future services to be provided.

During the years ended December 31, 2000 and 1999, treasury stock amounting to
8,750,000 shares, were issued for asset purchase, employee and consultant compensation and professional fees.

                                      -22-

                          BIFS TECHNOLOGIES CORPORATION
                     (Formerly BIOFILTRATION SYSTEMS, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999

NOTE L - FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107 Disclosure about Fair Values of Financial Instruments requires disclosure of fair value to the extent practicable for financial instruments which are recognized in the balance sheet.
The fair value disclosed herein is not necessarily representative of the amount that could be realized or settled, nor does the fair value amount consider tax consequences of realization or settlement. The following summarizes financial instruments by individual balance sheet account at December 31, 2000:

                                               Carrying              Fair
                                                amount               value
                                              -----------          ----------
   Financial assets -
        Cash                                 $   682,803          $   682,803
                                             ===========          ===========
   Financial liabilities -
        Accounts payable and
          accrued expenses                   $   575,411          $   575,411
                                             ===========          ===========
        Stockholder notes
          payable                            $ 1,298,900          $ 1,298,900
                                             ===========          ===========
        Related party notes
          payable                            $    95,748          $    95,748
                                             ===========          ===========

The carrying values of cash and accounts payable approximate their fair values.

The fair value of stockholder and related party notes payable is based on current rates at which the Company could borrow funds with similar terms. There is no significant difference between the carrying value and fair value of these instruments.

NOTE M - INCOME TAXES

At December 31, 2000, the provision for income taxes consist of the following:

                                            2000                 1999
                                         -----------          -----------
Deferred tax benefit                     $   621,100          $  92,700
Less valuation allowance                  (621,100)          (92,700)
                                         -----------          -----------
                                         $      -             $    -

                                      -23-

                          BIFS TECHNOLOGIES CORPORATION
                     (Formerly BIOFILTRATION SYSTEMS, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999

NOTE M - INCOME TAXES (continued)

The valuation allowance has been provided by the management of the Company. This is due to the uncertainty of the realization of the future benefit of the deferred tax assets.

For the years ended December 31, 2000 and 1999, the following temporary differences give rise to the above deferred tax benefits:

        Net operating costs expensed
          for financial accounting purposes
          but deferred for tax purposes        $ 1,441,235      $   222,851
                                               ===========      ===========

For the years ended December 31, 2000 and 1999, a reconciliation of the income tax benefit at statutory rates to the Company's effective rate is as follows:

                                                       2000             1999
                                                   -----------      -----------

        Benefit computed at statutory rates             41.6%            41.6%
        Nondeductible stock marketing and
          other expenses                           (     1.3%)        (  32.7%)
        Less valuation allowance on deferred
          tax assets                               (    40.3%)        (   8.9%)
                                                   -----------      -----------
        Benefit computed at effective rate                - %              - %
                                                   ===========      ===========

At December 31, 2000, deferred tax assets consist of the following:

        Deferred tax assets                       $   790,300        $ 190,700
        Less valuation allowance                   (790,300)        (190,700)
                                                   -----------      -----------
                                                  $      -           $    -

At December 31, 2000, the Company has $1,492,961 of tax net operating losses available for carryforward through 2015.

NOTE N - OTHER COMMITMENTS AND CONTINGENCIES

In connection with development and construction of the wireless internet access system, the Company has committed to purchase $1,182,375 in component parts used in the system. Through December 31, 2000, the Company has received and recorded
$793,905 toward this purchase (see below).

                                      -24-

                          BIFS TECHNOLOGIES CORPORATION
                     (Formerly BIOFILTRATION SYSTEMS, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999

NOTE N - OTHER COMMITMENTS AND CONTINGENCIES (continued)

In November 2000, the Company signed a contract for deicer disposal services at
Mid-America St. Louis Airport. Based on Company estimates, approximately $87,000 will be required to acquire and install the necessary equipment. The contract is for a five year term with two five year extensions at the Airport's option.
Presently, gross revenues per year are projected at approximately $60,000.

Through February 2001, the Company has signed contracts to provide wireless internet access services to approximately 2,400 hospitality and condominium units. Terms of these contracts require the Company provide the following:

     -    high-speed wireless internet access at the facility;
     -    marketing materials;
     -    24 hour emergency response.

These contracts range from three to five years in length. Revenues are based on daily user fees. Through December 31, 2000, costs incurred on installing wireless internet services at these facilities and acquiring equipment required in this operation was $1,066,135. At December 31, 2000, the Company had
completed installation of wireless services for 803 units at a total cost of
$133,791. For the twelve months ended December 31, 2000, there has been no revenues earned by the Company from wireless internet activities.

The Company is currently negotiating claims with a number of individuals arising from actions of a former employee. Presently, the amounts being claimed approximate $168,000. Management has engaged counsel to address the claims and through February 28, 2001, the eventual outcome is unknown.

NOTE O - LEASE ACTIVITY

The Company leases office space under short-term and long-term operating leases.
At December 31, 2000, future remaining payments under the long-term lease is as follows:

                                 Year                   Amount
                                 ----                  --------

                                 2001                  $ 38,400
                                 2002                    38,400
                                 2003                    12,800
                                                       --------
                                                       $ 89,600
                                                       ========

                                      -25-

                          BIFS TECHNOLOGIES CORPORATION
                     (Formerly BIOFILTRATION SYSTEMS, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999

NOTE O - LEASE ACTIVITY (continued)

For the years ended December 31, 2000 and 1999, rent expense on the above lease activity amounted to $45,081 and $13,616, respectively.

NOTE P - STOCK OPTIONS

During 2000 the Company entered into various compensatory stock option agreements with certain employees and consultants.

The Company has adopted Statement of Financial Accounting Standard No. 123,
Accounting for Stock Based Compensation, to value the stock options granted to employees and consultants. The value of each option granted has been determined using the Black-Scholes stock option pricing model. The following assumptions were made in estimating the fair value of the options: risk-free interest rate of 5.33%; no dividend yield; expected lives from zero to five years; no expected volatility. Costs charged to operations during 2000 were $625,553.

Additionally, the Company has granted an option to a consultant to purchase an additional 4,850,000 shares at an exercise price of $.60 per share. Management has determined the per share exercise price equals or exceeds fair market value.
These options expire in August 2002.

As described in Note F, the Company has granted a 12,000,000 stock option to the former owner. The exercise price of these options is $.001. Based on the
Black-Scholes stock option pricing model described above, the value of this option at the grant date, if recorded, would be $876,000. Based on an employment agreement these shares are exercisable if the former owner is terminated. In
December 2000, the former owner was terminated. At December 31, 2000, the
Company has instituted legal action to void the employment agreement and issuance of the above option shares. In the opinion of Management and legal counsel, the Company will prevail in their legal proceeding against the former owner and the employment agreement and associated stock options will be voided.

                                      -26-

                          BIFS TECHNOLOGIES CORPORATION
                     (Formerly BIOFILTRATION SYSTEMS, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999

NOTE P - STOCK OPTIONS (continued)

The following is a summary of stock options granted and outstanding:

                                                  Number of shares
                                                  ----------------

        Outstanding at
          December 31, 1999                                -
        Options granted                              15,100,000
        Options exercised                           (7,250,000)
        Options forfeited                                  -
        Outstanding at
          December 31, 2000                           7,850,000
                                                     ==========
        Exercisable,
          December 31, 2000                           4,850,000
                                                     ==========

The weighted average exercise price of options granted during 2000 was $.193.
The weighted average fair value of options granted during 2000 was $.253.

NOTE Q - SUBSEQUENT EVENTS

On January 1, 2001, the Company entered into a five year executive employment agreement with an employee. Terms of the agreement provide for a base salary and annual stock options for up to 1,000,000 shares of restricted common stock at
50% of the shares' fair market value on January 1, 2001. The exercise of stock options are contingent upon certain performance criteria being met. Under certain circumstances, if the Company terminates the contract before its expiration date, the employee is entitled to a maximum of 18 months of salary and stock options earned.

On January 26, 2001, the Company acquired 55% of the common stock of GPS
Integrators, Inc. (GPS), a Texas corporation. GPS provides the equipment and software associated with a proprietary ice monitoring system used on airport runways.

                                      -27-

                          BIFS TECHNOLOGIES CORPORATION
                     (Formerly BIOFILTRATION SYSTEMS, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999

NOTE Q - SUBSEQUENT EVENTS (continued)

Terms of the purchase agreement provides for the following:

     -    2,000,000 shares of the Company's restricted stock for purchase of 55%
          of GPS;
     -    various performance stock options, up to a maximum of 8,000,000 shares, exercisable at $.001 per share, over varying periods of time through 2003.

GPS commenced operations in early 2000. At December 31, 2000, and for the twelve months then ended, summary financial information (unaudited) on GPS is as follows:

        Financial position -
           Current assets                  $   458,273
                                           ===========
           Current liabilities             $   457,273
                                           ===========
           Equity                          $     1,000
                                           ===========
        Operations -
           Gross revenues                  $ 2,412,639
                                           ===========
           Net income                      $      -

GPS was awarded a $2,872,047 sole source contract by the U.S. Air Force. Through
December 31, 2000, all revenues were from this contract. At December 31, 2000,
GPS is owed $458,273 by the U.S. Air Force.

The following summarized proforma (unaudited) information assumes the GPS acquisition had occurred on January 1, 2000:

                                     ASSETS

Current assets                                 $ 1,697,780
Other assets                                     2,255,430
                                               -----------

                                               $ 3,953,210
                                               ===========

                                      -28-

                          BIFS TECHNOLOGIES CORPORATION
                     (Formerly BIOFILTRATION SYSTEMS, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999

NOTE Q - SUBSEQUENT EVENTS (continued)

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities                           $ 1,067,359
Other liabilities                               1,359,973
                                              -----------
                                                2,427,332
Stockholders' equity                            1,525,878
                                              -----------
                                              $ 3,953,210
                                              ===========

                                   OPERATIONS

Revenues                                      $ 2,840,419
                                              ===========
Net loss                                      $(2,883,812)
                                              ===========
Net loss per common share                     $   ( .0058)
                                              ===========

The above amounts reflect adjustment for goodwill, amortization of goodwill and recognition of minority interest in earnings.

                                      -29-

                           BIOFILTRATION SYSTEMS, INC.

                        CONSOLIDATED FINANCIAL STATEMENTS

                               SEPTEMBER 30, 2000

                           BIOFILTRATION SYSTEMS, INC.
                           CONSOLIDATED BALANCE SHEET
                               SEPTEMBER 30, 2000
                                    (Revised)

                                     ASSETS

CURRENT ASSETS

    Cash                                                   $   875,373
    Accounts receivable                                         26,894
    Inventory                                                   31,192
    Purchased customer accounts, net                           148,603
    Prepaid professional fees                                  137,900
                                                            -----------

        TOTAL CURRENT ASSETS                                 1,219,962
                                                            -----------

FIXED ASSETS

    Wireless internet access system,
        under construction                                     131,770
    Computer equipment                                         189,410
    Other                                                       26,059
                                                            -----------

                                                               347,239
    Accumulated depreciation                                (22,484)
                                                            -----------

                                                               324,755
                                                            -----------

OTHER ASSETS

    Patent, net                                                 39,142
    Prepaid professional fees, less
        current portion                                        131,750
    Prepaid sales commissions                                   18,000
    Goodwill, net                                              322,873
    Other                                                        3,878
                                                            -----------

                                                               515,643
                                                            -----------

                                                           $ 2,060,360
                                                            ===========

                The accompanying notes to consolidated financial
          statements are an integral part of this financial statement.

                                       -1-

                           BIOFILTRATION SYSTEMS, INC.
                           CONSOLIDATED BALANCE SHEET
                               SEPTEMBER 30, 2000
                                    (Revised)

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

    Current portion of related party
        notes payable                                      $    34,848
    Accounts payable and accrued expenses                       86,590
                                                            -----------

        TOTAL CURRENT LIABILITIES                              121,438
                                                            -----------

OTHER LIABILITIES

    Stockholder notes payable                                  348,900
    Related party notes payable, less
        current portion                                         61,073
                                                            -----------

                                                               409,973
                                                            -----------

COMMITMENTS AND CONTINGENCIES                                       -
                                                            -----------

STOCKHOLDERS' EQUITY

    Common stock $.00001 par value,
        800,000,000 shares authorized,
        519,320,716 shares issued and
        505,820,716 shares outstanding                           5,193
    Additional paid-in capital                               5,570,972
    Accumulated deficit                                     (3,912,216)
                                                            -----------

                                                             1,663,949

    Less treasury stock                                     (135,000)
                                                            -----------

                                                             1,528,949
                                                            -----------

                                                           $ 2,606,360
                                                            ===========

                The accompanying notes to consolidated financial
          statements are an integral part of this financial statement.

                                       -2-

                           BIOFILTRATION SYSTEMS, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                   FOR THE NINE MONTHS AND THREE MONTHS ENDED
                           SEPTEMBER 30, 2000 AND 1999
                                    (Revised)

                                                        Nine-months ended
                                                  ---------------------------
                                                 2000                    1999
                                              -----------             -----------
                                              (Unaudited)             (Unaudited)

REVENUES                                     $   288,623             $      -

COST OF REVENUES                                 113,641                    -
                                              -----------             -----------

GROSS PROFIT                                     174,982                    -
                                              -----------             -----------

OTHER EXPENSES

    General and administrative                 1,887,748                 167,684
    Depreciation and amortization                150,413                   3,063
    Stock marketing expenses                        -                    812,500
    Research and development                      17,775                    -
    Interest                                      31,892                  30,577
                                              -----------             -----------

                                               2,087,828               1,013,824
                                              -----------             -----------

LOSS FROM CONTINUING OPERATIONS               (1,912,846)             (1,013,824)
                                              -----------             -----------

DISCONTINUED OPERATIONS

    Loss from discontinued operations         (163,220)                   -
    Loss on disposal of discontinued
        operations                            (210,349)                   -
                                              -----------             -----------

                                              (373,569)                   -
                                              -----------             -----------

NET LOSS                                     $(2,286,415)            $(1,013,824)
                                              ===========             ===========

LOSS PER COMMON SHARE

    Loss from continuing operations          $(     .005)            $(     .002)
                                              ===========             ===========

    Loss from discontinued operations        $      -                $      -
                                              ===========             ===========

    Loss from disposal of discontinued
        operations                           $      -                $      -
                                              ===========             ===========

WEIGHTED AVERAGE COMMON SHARES
    OUTSTANDING (shares in 100's)              4,820,818               4,127,582
                                              ===========             ===========

                The accompanying notes to consolidated financial
         statements are an integral part of these financial statements.

                                       -3-

                           BIOFILTRATION SYSTEMS, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                   FOR THE NINE MONTHS AND THREE MONTHS ENDED
                           SEPTEMBER 30, 2000 AND 1999
                                   (Continued)
                                    (Revised)

                                                     Three-months ended
                                                 ----------------------------
                                                 2000                    1999
                                              -----------             -----------
                                              (Unaudited)             (Unaudited)

REVENUES                                     $   122,191             $      -

COST OF REVENUES                                  61,001                    -
                                              -----------             -----------

GROSS PROFIT                                      61,190                    -
                                              -----------             -----------

OTHER EXPENSES

    General and administrative                   893,562                  41,245
    Depreciation and amortization                 88,327                   1,021
    Research and development                      17,775                    -
    Interest                                       9,891                  10,134
                                              -----------             -----------

                                               1,009,555                  52,400
                                              -----------             -----------

LOSS FROM CONTINUING OPERATIONS               (948,365)             (52,400)
                                              -----------             -----------

DISCONTINUED OPERATIONS

    Income from discontinued operations           67,500                    -
    Loss on disposal of discontinued
        operations                            (40,024)                   -
                                              -----------             -----------

                                                  27,476                    -
                                              -----------             -----------

NET LOSS                                     $(920,889)            $(52,400)
                                              ===========             ===========

LOSS PER COMMON SHARE

    Loss from continuing operations          $(     .002)            $      -
                                              ===========             ===========

    Income from discontinued operations      $      -                $      -
                                              ===========             ===========

    Loss from disposal of discontinued
        operations                           $      -                $      -
                                              ===========             ===========

WEIGHTED AVERAGE COMMON SHARES
    OUTSTANDING (shares in 100's)              5,171,405               4,209,100
                                              ===========             ===========

                The accompanying notes to consolidated financial
         statements are an integral part of these financial statements.

                                       -4-

                           BIOFILTRATION SYSTEMS, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                            FOR THE NINE MONTHS ENDED
                           SEPTEMBER 30, 2000 AND 1999
                                    (Revised)

                                                           Nine months ended
                                                       --------------------------
                                                        2000                1999
                                                     -----------        ------------
                                                     (Unaudited)         (Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES

   Cash received from customers                      $   261,729           $   -
   Cash paid for continuing operating
      expenses                                        (740,865)           (55,647)
   Cash paid for discontinued operations              (65,592)           -
   Interest                                           (1,832)           (4,024)
                                                      -----------           --------

      Net cash used by operating activities           (546,560)           (59,671)
                                                      -----------           --------

CASH FLOWS FROM INVESTING ACTIVITIES

   Advances to related company                        (128,000)              -
   Repayment of advances to related company              575,910               -
   Purchase of fixed assets                           (134,979)            (3,377)
                                                      -----------            -------

      Net cash provided (used) by investing
         activities                                      312,931             (3,377)
                                                      -----------            -------

CASH FLOWS FROM FINANCING ACTIVITIES

   Proceeds from sale of stock                         1,125,362             62,500
   Repayment of related party notes
      payable                                         (16,366)           (5,166)
                                                      -----------           --------

      Net cash provided by financing activities        1,108,996             57,334
                                                      -----------           --------

NET INCREASE IN CASH                                     875,367            (5,714)

CASH, BEGINNING OF PERIOD                                      6              9,120
                                                      -----------           --------

CASH, END OF PERIOD                                  $   875,373           $  3,406
                                                      ===========           ========

                The accompanying notes to consolidated financial
         statements are an integral part of these financial statements.

                                       -5-

                           BIOFILTRATION SYSTEMS, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                            FOR THE NINE MONTHS ENDED
                           SEPTEMBER 30, 2000 AND 1999
                                    (Revised)

                                                                    Nine-months ended
                                                                -------------------------
                                                                  2000            1999
                                                               -----------      ----------
                                                               (Unaudited)      (Unaudited)

                          RECONCILIATION OF NET LOSS TO
                      CASH FLOWS FROM OPERATING ACTIVITIES

NET LOSS                                                     $(2,286,415)       $(1,013,824)

RECONCILING ADJUSTMENTS

   Depreciation and amortization                                 150,413               -
   Loss on disposal of discontinued
      operations                                                 373,569               -
   Increase in accounts receivable                            (26,894)              -
   Increase in inventory                                      (31,192)              -
   Increase in accounts payable and
      accrued expenses                                            46,752                822
   Increase in other assets                                   (1,150)              -
   Stock issued for services                                   1,268,607            926,778
   Contribution of accrued interest
      to paid-in capital                                          27,250             26,553
   Recovery of stock investment in
      subsidiary company                                      (67,500)              -
                                                              -----------        -----------

CASH FLOWS FROM OPERATING                                    $(546,560)       $(59,671)
                                                              ===========        ===========

                   NONCASH INVESTING AND FINANCING ACTIVITIES

DECREASE IN ACCRUED INTEREST
   PAYABLE THROUGH CONTRIBUTION
   TO PAID-IN CAPITAL                                        $    27,250        $    26,553
                                                              ===========        ===========

ACQUISITION OF AND INVESTMENT IN
   SUBSIDIARY COMPANY BY ISSUANCE
   OF COMMON STOCK                                           $ 1,741,542        $      -
                                                              ===========        ===========

                The accompanying notes to consolidated financial
         statements are an integral part of these financial statements.

                                       -6-

                           BIOFILTRATION SYSTEMS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2000
                                    (Revised)

The information presented herein as of September 30, 2000, and for the nine and three-months ended September 30, 2000 and 1999, is unaudited.

Effective October 3, 2000, the Company changed its name to BIFS Technologies
Corporation.

NOTE A - BASIS OF PRESENTATION

The accompanying consolidated financial statements of Biofiltration Systems,
Inc. (the Company) have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to the Securities and Exchange Commission's Form 10-QSB and item
310(b) of Regulation S-B. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments
(consisting of normal required adjustments) considered necessary for a fair presentation have been included.

Operating results for the nine and three-month periods ended September 30, 2000, are not necessarily indicative of the results that may be expected for the year ending December 31, 2000. For further information, refer to the December 31,
1999 financial statements and footnotes included in the Company's initial registration statement with the Securities and Exchange Commission.

NOTE B - REVENUE RECOGNITION

The Company's revenues are derived from the following sources:

     -    access charges to the internet, using various payment plans, through either dial-up or wireless means;

     -    sale or lease of pollution treatment equipment;

Internet customers are charged a daily or monthly fixed fee for access to the internet. Revenues are recognized at standardized rates over the period the service is provided.

Revenues from sale of pollution treatment equipment will be recognized in accordance with contract or purchase order terms at the time the equipment is either shipped or shipped and installed and accepted by the customer.

Revenues from lease of pollution treatment equipment will be based on contract terms - typically as equipment is installed and treatment services commence.
Revenues will be recognized on either a flat monthly rate or at a measured price per gallon basis, as services are provided.

NOTE C - BUSINESS ACQUISITIONS

Effective April 1, 2000, the Company purchased all of the outstanding stock of
Beach Access.Net, Inc., an internet service provider located in South Carolina.
The purchase price was 1,750,000 unrestricted shares of the Company's common stock. The cost of this acquisition was recorded at the stock's fair market value as of April 1, 2000. This business combination was accounted for as a purchase.

In connection with this purchase, the Company recorded $226,010 of goodwill which is being amortized over five years. For the nine months ended September
30, 2000, $22,600 was recorded as goodwill amortization.

                                       -7-

                           BIOFILTRATION SYSTEMS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2000
                                    (Revised)

NOTE C - BUSINESS ACQUISITIONS (continued)

In connection with the initial acquisition of Beach Access.Net, Inc. the Company invested 8,600,000 shares of restricted common stock in Beach Access.Net, Inc.
to acquire other related business assets and operations. In connection with these acquisitions, goodwill of $323,756 was recorded by Beach Access.Net, Inc.
As discussed in Note G, one of these operations was subsequently discontinued.
Goodwill associated with this operation amounting to $132,087 was written off during the nine months ended September 30, 2000. For the nine months ended
September 30, 2000, $19,167 was recorded as goodwill amortization.

Beach Access.Net, Inc. provides dial-up internet access services to both individuals and businesses. It is also developing a wireless internet access system. Revenues from these activities will be derived from either monthly fixed fee charges or daily user fees. The accrual basis of accounting, which recognizes revenues as earned, will be utilized.

In connection with the Beach Access.Net, Inc. acquisition, the Company issued to the former owner and certain employees of Beach Access.Net, Inc., 8,000,000 shares of unrestricted and restricted common stock as a signing bonus and additional compensation.

Further, a five year employment agreement was signed with the former owner providing for the following:

     -    annual salary of $60,000;

     -    options to purchase additional shares of restricted common stock for
          $.001 per share as follows (contingent upon certain performance criteria being met):

          -    3,250,000 shares at any time
          -    4,000,000 shares beginning January 1, 2001
          -    4,000,000 shares beginning January 1, 2002
          -    4,000,000 shares beginning January 1, 2003

     -    a  covenant  not to  compete  for a two year  period  in  certain,  as defined, businesses.

The stock issued as a signing bonus and additional employee compensation have been recorded at the stock's fair market value as of April 1, 2000, for unrestricted shares and at an average simple traded value over a defined period for restricted shares less a 15% discount because of its restricted nature. In the accompanying statement of operations for the nine months ended September 30,
2000, employee compensation of $713,700 has been recorded to reflect the issuance of these shares.

In April 2000, the former owner exercised the option under the above employment agreement to purchase 3,250,000 shares of the Company's restricted common stock.
The stock issued under this option was recorded at the stock's average simple traded value over a defined period less a 15% discount because of its restricted nature. For the nine months ended September 30, 2000, compensation of $240,338 was recorded under this option.

                                       -8-

                           BIOFILTRATION SYSTEMS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2000
                                    (Revised)

NOTE C - BUSINESS ACQUISITIONS (continued)

In May 2000, Beach Access.Net, Inc. acquired all of the common stock of Revcon
Technologies, Inc. and Alliance Computer Systems, LLC. These business combinations were accounted for as a purchase. Both of these companies provide networking, programming and wireless connectivity services. The cost of these acquisitions was recorded at the stock's average simple traded value over a defined period less a 15% discount because of its restricted nature. The purchase price for both was 1,000,000 shares of restricted common stock. In connection with these purchases, Beach Access.Net, Inc. recorded assets in excess of the purchase price of $55,829, which is being amortized over five years. For the nine months ended September 30, 2000, $2,792 was recorded as goodwill amortization. Neither of these operations had significant operations during the nine months ended September 30, 2000.

In connection with the Revcon Technologies, Inc. and Alliance Computer Systems,
LLC acquisitions, the former owners signed five year employment agreements with
Beach Access.Net, Inc. These agreements provide for the following:

     -    annual salaries aggregating $110,000;

     -    options to purchase additional shares of restricted shares of common stock for $.001 per share as follows:

     -    1,000,000 restricted shares contingent upon certain performance criteria associated with mobile wireless internet operation being met;

     -    1,000,000 restricted shares contingent upon certain further performance criteria associated with mobile wireless internet operation being met;

     -    a covenant not to compete for a two year period in certain, as defined, businesses.

In July 2000, the former owners exercised their option under the above employment agreements to purchase 1,000,000 shares of the Company's restricted common stock. Employee compensation was recorded at the stock's average simple traded value over a defined period less a 15% discount because of its restricted nature. For the nine months ended September 30, 2000, compensation of $105,400 was recorded under this option.

In April 2000, Beach Access.Net, Inc. acquired the rights to provide internet access through May 2001 to approximately 1,300 customers. The cost for these rights was 3,200,000 shares of restricted common stock. Terms of the agreements provide for monthly service fees of $20,000.

On August 1, 2000, certain of the above agreements were modified whereby an additional 180,000 shares of the Company's restricted common stock was issued for the above customer rights.

In the accompanying financial statements, the purchase of these customers has been recorded at the stock's average simple traded value over a defined period less a 15% discount because of its restricted nature. The cost of the purchase, less the excess of the value of the restricted stock over the services fee income arising from this transaction, which was changed to expense, is being amortized on a straight-line basis over twelve months through May 2001. For the nine months ended September 30,2000, amortization of the purchase price amounted to $91,397.

                                       -9-

                           BIOFILTRATION SYSTEMS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2000
                                    (Revised)

NOTE D - PROFESSIONAL FEES

In March 2000, the Company issued 2,000,000 shares of restricted stock for professional legal services to be rendered during the year ended December 31,
2000. The cost of these services was recorded as prepaid professional fees at the stock's average simple traded value over a defined period less a 15%
discount because of its restricted nature. For the nine months ended September
30, 2000, amortization of these prepaid professional fees amounted to $97,500.

In July 2000, the Company retained a business advisor to provide various business consulting and planning services. Terms of the agreement provided for the following:

     -    five year term through December 31, 2004;

     -    stock option at $.001 per share on 3,000,000 shares of restricted stock upon signing of the agreement;

     -    stock option at $.001 per share on an additional 1,000,000 shares of restricted stock effective January 1, 2001;

     -    stock option at $.001 per share on an additional 1,000,000 shares of restricted stock effective January 1, 2002.

During the nine months ended September 30, 2000, the business advisor exercised the option to acquire 3,000,000 shares of restricted common stock. The stock issued under this option was recorded at the stock's average simple traded value over a defined period less a 15% discount because of its restricted nature. The exercise of this option has been recorded as prepaid professional services and will be amortized over the life of the consulting agreement. For the nine months ended September 30, 2000, amortization of prepaid professional fees amounted to
$79,050.

NOTE E - STOCK SPLIT

In March 2000, effective April 15, 2000, the Company's Board of Directors approved a 100:1 stock split. In conjunction with this stock split, the par value of the Company's stock was changed to $.00001.

All shares disclosed in the accompanying financial statements reflect the effect of the 100:1 stock split.

NOTE F - NET LOSS PER COMMON SHARE

Net loss per common share is computed in accordance with the requirements of
Statement of Financial Accounting Standards No. 128.

                                      -10-

                           BIOFILTRATION SYSTEMS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2000
                                    (Revised)

NOTE G - SEGMENTS

The Company operates in two business segments, pollution treatment systems and internet technology. Currently, the only operating segment is the internet technology group. For the nine months ended September 30, 2000 and 1999, information on reportable segments is as follows:

                                               Pollution          Internet
                                               treatment         technology              Total
                                              -----------        -----------          -----------
Nine months ended September 30, 2000

    External revenue                          $    -             $   288,623          $   288,623
                                              ==========         ===========          ===========
    Intersegment revenue                      $    -             $      -             $      -
                                              ==========         ===========          ===========
    Loss from continuing
       operations                             $ 448,322          $ 1,464,524          $ 1,912,846
    Loss from discontinued
       operations                                  -                 373,569              373,569
                                              -----------        -----------          -----------
                                              $ 448,322          $ 1,838,093          $ 2,286,415
                                              ==========         ===========          ===========

For the nine months ended September 30, 1999, the Company only operated as a pollution treatment company.

Since December 31, 1999, the Company has added the operations and assets of the internet technology segment. This segment was added on April 1, 2000. As of
September 30, 2000, total assets of the internet technology segment were
$665,177.

NOTE H - DISCONTINUED OPERATIONS

In August 2000, the Company discontinued certain measurable portions of its internet technology segment. The results of operations for the periods presented are reported as a component of discontinued operation in the statements of operation.

Summarized results of the disposed segment for the three months:

                                 Three months ended          Nine months ended
                                 September 30, 2000          September 30, 2000
                                 ------------------          ------------------

Net sales                            $ 42,669                    $ 338,712
                                     ========                     =========
Operating income (loss)              $ 71,542                    $(163,220)
                                     ========                     =========

Income (loss) from
  discontinued operations            $ 27,746                    $(210,349)
                                     ========                     =========

For the nine months ended September 30, 1999, the Company did not operate in the above segment.

NOTE I - OTHER COMMITMENTS AND CONTINGENCIES

In connection with development and construction of the wireless internet access system, the Company has committed to purchase approximately $1,200,000 in component parts used in the system. Through November 7, 2000, the Company has paid approximately $219,000 toward this purchase.

In September 2000, the Company was approved for contract award for deicer disposal services at Mid-America St. Louis Airport.

                                      -11-

                           BIOFILTRATION SYSTEMS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2000
                                    (Revised)

NOTE J - PREPAID SALES COMMISSIONS

In September 2000, advances against sales commissions to a related company, amounting to $575,910, were repaid in cash by the related company.

NOTE K - SUBSEQUENT EVENT

Subsequent to September 30, 2000, the Company's majority shareholder loaned
$500,000 to the Company's subsidiary, Beach Access.Net, Inc. Proposed terms of the loan provide for interest at 11.0%, payable monthly, with the entire principal balance due in October 2002.

NOTE L - RESTATEMENT

Subsequent to September 30, 2000, in order to more consistently and fairly value stock transactions, management re-evaluated the Company's policy for valuing various transactions paid with restricted and unrestricted shares of common stock. Previously the Company had used the traded value of the stock on the transaction date to value transactions, less a 50% discount for restricted shares.

The new policy for valuing restricted and unrestricted shares is as follows:

     -    unrestricted shares are valued at its traded value on the transaction date because these shares can be immediately sold;

     -    restricted shares are valued at a simple cumulative traded average, less a 15% discount.  This is because the Company's stock has been thinly traded, stock prices have been volatile and there is no readily available market.

All stock transactions entered into by the Company during the nine months ended
September 30, 2000, have been adjusted to reflect the change in valuing stock transactions. Stock transactions occurring on or before December 31, 1999, have not been adjusted because they have no significant impact on the Company's financial position or operations.

In March and August 2000, the Company issued 5,000,000 shares of restricted common stock for professional services. The value of these services has been restated to reflect the change in stock valuation policies described above and to recognize the cost of these services over the periods of expected benefit.

Summarized financial information illustrating the restatement on the Company's financial statements is as follows:

                                                         Nine months ended
                                                        September 30, 2000
                                                   ---------------------------
                                                 As originally
                                                   reported         As restated
                                                 -------------      -----------

Financial position -
    Assets                                      $ 1,693,965         $ 2,060,360
                                                 ===========         ===========
    Stockholders' equity                        $ 1,162,554         $ 1,528,949
                                                 ===========         ===========

                                      -12-

                           BIOFILTRATION SYSTEMS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2000
                                    (Revised)

NOTE L - RESTATEMENT (continued)

                                                       Three months ended
                                                       September 30, 2000
                                                   ---------------------------
                                                 As originally
                                                   reported         As restated
                                                 -------------      -----------

Results of operations -

   Goodwill amortization                        $    33,871         $    38,975
                                                 ===========         ===========
   Customer rights                              $    53,959         $    91,397
                                                 ===========         ===========
   Professional fees                            $   330,020         $   176,530
                                                 ===========         ===========
   Employee compensation                        $ 1,004,375         $ 1,059,438
                                                 ===========         ===========
   Other                                        $      -            $    32,661
                                                 ===========         ===========

   Loss from discontinued operations            $(336,159)        $(373,569)
                                                 ===========         ===========

   Net loss                                     $(2,272,229)        $(2,286,415)
                                                 ===========         ===========
Net loss per common share                       $(     .004)        $(     .005)
                                                 ===========         ===========
Results of operations -

   Goodwill amortization                        $    14,373           $  18,092
                                                 ===========         ===========
   Customer rights amortization                 $    38,359           $  60,493
                                                 ===========         ===========
   Professional fees                            $   330,000           $ 111,550
                                                 ===========         ===========
   Employee compensation                        $   329,375           $ 345,738
                                                 ===========         ===========
   Other                                        $      -              $  20,074
                                                 ===========         ===========

   Income from discontinued operations          $    43,601           $  27,476
                                                 ===========         ===========

   Net loss                                     $(1,060,923)          $(920,889)
                                                 ===========         ===========

Net loss per common share                       $(     .002)          $(   .002)
                                                 ===========         ===========

The restatement described above has no effect on the Company's financial position and operating results on or before December 31, 1999.

                                      -13-

                                    PART III
ITEM 1.  INDEX TO EXHIBITS

    2    Reorganization Agreement (not applicable)

    3    3.1     Articles of Incorporation and Amendments (1)
                 3.1.1 Articles of Amendment (2)
         3.2     By-Laws (1)

    4    Instruments defining the rights of holders (refer to exhibit 3)

    9    Voting Trust agreement (not applicable)

   10    Material contracts
         10.1    Beach Access.Net, Inc., Stock Purchase Agreement (2)
         10.2    Alliance Computer Systems, LLC, Agreementfor Sale of Business
                   Assets (2)
         10.3    Revcon Technologies Corp., Stock Purchase Agreement (2)
         10.4    Form of MidAmerica St. Louis Airport contract (3)
         10.5    Interactive Internet Services Agreement (3)
         10.6    National Sales Agreement (3)
         10.7    Letter of Intent (3)
         10.8    Active Participation Investor Special Services Agreement (3)
         10.9    Form of Harding Asset Funds Agreement

   11    Statement re: Computation of per share earnings (not applicable)

   21    Subsidiary of the Registrant

   24    Power of Attorney (not applicable)

   99    Additional Exhibits
--------------------

(1)  Incorporated by reference to our Registration Statement on Form 10-SB filed
     February 3, 2000, file no. 000-29329
(2)  Incorporated by reference to our Registration Statement on Form 10-SB/A-2 filed October 13, 2000, file no. 000-29329.
(3)  Incorporated by reference to our Registration Statement on Form 10-SB/A-3 filed March 30, 2001, file no. 000-29329.

                                       32

                                 SIGNATURE PAGE

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 29, 2001                        BIFS Technologies Corporation

                                             By:  /s/ Alpha J. Keyser
                                             Alpha J. Keyser, President and CEO
                                             (Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange act of 1934, this registration statement has been signed below by the followings persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: August 29, 2001                        By:  /s/ Alpha J. Keyser
                                             Alpha J. Keyser, Chairman

Date: August 29, 2001                        By:  /s/ Thomas Cannon
                                             Thomas Cannon, Director

Date: August 29, 2001                        By:  /s/ James A. Feiler
                                             James A. Feiler, Director

                                       33